Exhibit 99.1

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three Months Ended March 31, 2010

This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the three months ended March 31, 2010 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. References to C$ are to Canadian dollars. This Management’s Discussion and Analysis has been prepared as of April 28, 2010.

FIRST QUARTER HIGHLIGHTS

•	Gold production increased to 625,000 ounces compared with 616,500 ounces in 2009.

•
Total cash costs were $325 per gold ounce, net of by-product copper and silver credits, compared with $288 per ounce in 2009. On a co-product basis, cash costs were $433 per gold ounce, compared with $353 per gold ounce in 2009.(1)

•
Net loss attributable to shareholders of Goldcorp of $52.3 million ($0.07 per share), compared to net earnings of $290.9 million ($0.40 per share) in 2009. Adjusted net earnings amounted to $163.1 million ($0.22 per share), compared with $169.3 million ($0.23 per share) in 2009. (2)

•	Operating cash flows of $314.4 million, compared to $298.1 million in 2009. Operating cash flows before working capital changes (3) of $207.8 million, compared to $303.3 million in 2009.

•	Dividends paid of $33.0 million, compared to $32.9 million in 2009.

•	On February 4, 2010, the Company completed its transaction with Canplats Resources Corporation to acquire a 100% interest in the Camino Rojo gold/silver project in Mexico.

•	On February 16, 2010, the Company completed its transaction with New Gold Inc. to acquire a 70% interest in the El Morro gold/copper project in Chile.

(1)
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper and silver sales revenues from operating cash costs. Total cash costs on a co-product basis are calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues. Total cash costs have been presented excluding San Martin, which commenced reclamation activities in October 2007. Refer to page 31 for a reconciliation of total cash costs to reported operating expenses.

(2)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 32 for a reconciliation of adjusted net earnings to reported net loss attributable to shareholders of Goldcorp.

(3)
Operating cash flows before working capital changes is a non-GAAP measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.

GOLDCORP | 1

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in the operating, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, copper and silver.

At March 31, 2010, the Company’s producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the San Dimas gold/silver and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States. Significant development projects include the Peñasquito gold/silver/ lead/zinc, Noche Buena gold/silver and the Camino Rojo gold/silver projects in Mexico; the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Blanco gold/silver and Escobal silver projects in Guatemala; the El Morro gold/copper project (70% interest) in Chile and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 65% interest in Terrane Metals Corp. (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold/copper project in Canada.

Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York and Toronto Stock Exchanges.

As the global economy emerges from recession, the commodities market continues to be a safe haven for investors. The continued strong commodity prices and weakening US dollar, is evidence of this phenomenon. During the first quarter of 2010, the Company realized an average gold price of $1,110 per ounce, consistent with the fourth quarter of 2009. The 4% increase in gold production during the first quarter of 2010 compared to the fourth quarter of 2009 was consistent with the Company’s approved budgeted mine plans for 2010. Gold ounces sold declined marginally by 4,000 ounces, or 1%, as a result of the timing of shipments at the Company’s Alumbrera operations. Costs of operations decreased by 6% compared to the prior quarter due to the lower sales volume, export retention taxes and YMAD net proceeds payments, offset by losses from the strengthening of the Canadian dollar and Mexican peso by 2% during the first quarter of 2010.

During the first quarter of 2010, gold production at Peñasquito totaled 30,700 ounces, which consisted of 11,400 ounces from sulphide ore and 19,300 ounces from heap leaching of the oxide ore cap.  Production is expected to ramp up throughout 2010, on track toward previously issued guidance of 180,000 ounces of gold for the year as the proportion of higher quality sulphide ore increases. During the first quarter of 2010, silver, lead and zinc production met or exceeded expectations.  Mill throughput at the first sulphide process line is ramping up on or ahead of schedule and construction of the second sulphide process line remains on track for mechanical completion in the third quarter of 2010. The average mining rates continue to meet or exceed expectations and full production ramp-up to the designed 130,000 tonnes per day capacity remains on track for early 2011.

On February 4, 2010, Goldcorp completed the acquisition of Canplats Resources Corporation, including the Camino Rojo gold/silver project in Mexico (“the Camino Rojo project”), for total consideration of C$306.6 million ($289.0 million). The Camino Rojo project is a key strategic asset located approximately 50 kilometres southeast of Peñasquito that nearly quadruples Goldcorp’s total land package in a core district. Its 3,389-square kilometre land position includes the Represa Deposit 1, which has reported 3.4 million and 60.7 million ounces of measured and indicated gold and silver resources, respectively. Inferred resources total 0.5 million and 7.6 million ounces of gold and silver, respectively. The addition of the Camino Rojo project provides a robust, low-cost potential satellite operation that would supplement production from Peñasquito and leverage important investments the Company has made in people, infrastructure and stakeholder partnerships.

GOLDCORP | 2

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

On February 16, 2010, Goldcorp completed the acquisition of a 70% interest in the El Morro advanced stage gold/copper project located in north-central Chile, Atacama Region, approximately 80 kilometres east of the city of Vallenar (“the El Morro project”) for total consideration of $513.0 million. The El Morro project contributes to the foundation of Goldcorp’s peer-leading growth profile. On a 100% basis, the El Morro project contains proven and probable reserves of 6.7 million ounces of gold and 5.7 billion pounds of copper. The El Morro project is a world-class project with low cash costs and great organic growth potential in one of the best mining jurisdictions in the Americas. As the project operator, Goldcorp has agreed to fund, through interest bearing loans, New Gold Inc. (“New Gold”)’s 30% share of development and construction costs until intended operating levels are achieved. The amounts outstanding will be repaid to Goldcorp during the production period of the El Morro project. The El Morro project, along with Cochenour in Ontario, Éléonore in Quebec and Noche Buena and Camino Rojo near Peñasquito in Mexico, forms the basis of an unrivalled pipeline of high-quality gold projects designed to further extend and supplement the Company’s growth over the long term.

The El Morro project was acquired from a subsidiary of New Gold, the entity which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata”) pursuant to the exercise of the right of first refusal by the subsidiary of New Gold. This right of first refusal came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro project. On January 13, 2010, Goldcorp received a claim filed by Barrick against Goldcorp, New Gold and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal by the New Gold subsidiary in respect of the El Morro project. During March 2010, Barrick filed a motion to amend its claim to add various Xstrata entities as defendants, which is scheduled to be heard by the court on May 20, 2010. The Company’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and intends to defend Goldcorp against Barrick’s claim.

GOLDCORP | 3

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (1)

	Three Months Ended
	March 31		December 31				June 30
	2010	2009	2009	2008	2009	2008	2009	2008

Revenues	$750.3	$624.8	$778.3	$609.0	$691.9	$552.2	$628.6	$631.7
Gold produced (ounces)	625,000	616,500	601,300	691,800	621,100	557,400	582,400	553,200
Gold sold (ounces) (1)	569,100	607,900	573,100	680,200	601,500	550,500	564,800	556,200
Average realized gold price (per ounce)	$1,110	$912	$1,107	$797	$968	$865	$927	$897
Average London spot gold price (per ounce)	$1,109	$908	$1,100	$795	$960	$872	$922	$896
Earnings from operations	$265.1	$201.8	$241.0	$51.0	$217.9	$99.4	$155.3	$136.2
Net earnings (loss) attributable to shareholders of Goldcorp	$(52.3)	$290.9	$66.7	$958.1	$114.2	$297.2	$(231.6)	$(9.2)
Net earnings (loss) per share Basic	$(0.07)	$0.40	$0.09	$1.31	$0.16	$0.42	$(0.32)	$(0.01)
Diluted	$(0.07)	$0.40	$0.09	$1.31	$0.16	$0.42	$(0.32)	$(0.01)
Cash flow from operating activities	$314.4	$298.1	$366.5	$247.9	$341.9	$217.1	$263.7	$184.7
Total cash costs – by-product (per gold ounce) (2)(3)	$325	$288	$289	$323	$295	$346	$310	$308
Total cash costs – co-product (per gold ounce) (2)(4)	$433	$353	$422	$358	$384	$398	$402	$432
Dividends paid	$33.0	$32.9	$33.0	$32.7	$32.9	$32.1	$32.9	$32.0
Cash and cash equivalents	$392.6	$260.8	$874.6	$262.3	$785.3	$453.9	$866.0	$1,160.8
Total assets	$22,164.4	$19,328.4	$20,948.7	$19,001.5	$20,624.3	$19,017.0	$20,309.5	$18,012.1

(1)	Excludes commissioning sales ounces from Peñasquito as these are credited against capitalized project costs.

(2)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs have been presented excluding San Martin for information purposes only.

(3)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.04 per silver ounce ($4.02 prior to November 2009; $3.95 prior to November 2008) sold to Silver Wheaton).

(4)
Total cash costs per gold ounce on a co-product basis is calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues for Alumbrera (includes copper revenues); and Marlin and San Dimas (includes silver revenues).

GOLDCORP | 4

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Review of Financial Results

Three months ended March 31, 2010 compared to the three months ended March 31, 2009

Net loss attributable to shareholders of Goldcorp for the first quarter of 2010 was $52.3 million or $0.07 per share, compared with net earnings of $290.9 million or $0.40 per share in the first quarter of 2009.  Compared to the first quarter of 2009, net loss attributable to shareholders of Goldcorp for the three months ended March 31, 2010 were impacted significantly by the following factors:

•
Revenues increased by $125.5 million, or 20%, primarily due to a $79.4 million increase in gold revenues resulting from a $198 per ounce increase in realized gold prices, offset by a 6% decrease in gold sales volume, a $29.2 million increase in copper revenues resulting from a 56% increase in copper realized prices, offset by a 6% decrease in copper sales volume, and an $11.2 million increase in silver revenues resulting from a 44% increase in silver realized prices. The decrease in gold and copper sales volumes was largely due to the port/customs personnel strike over salary negotiations during the period from March 22, 2010 to March 31, 2010 at Alumbrera. Alumbrera was unable to complete its shipments as scheduled during this period as a result of the blockage to the port access;

•
Operating expenses increased by $42.8 million, or 17%, primarily due to $11.1 million higher YMAD net proceeds payments and $2.0 million higher export retention taxes paid in Alumbrera, higher consumable costs, and the unfavourable impact of the Canadian dollar and Mexican peso foreign exchange movements, offset by the decrease in gold and copper sales volumes;

•
The strengthening of the Canadian dollar and the Mexican peso, 16% and 11%, respectively, against the US dollar negatively impacted the earnings of the Canadian operations by approximately $23.3 million and the earnings of the Mexican operations by approximately $2.6 million when compared to the first quarter of 2009;

•	Corporate administration increased by $8.4 million mainly due to an increase in corporate development activities;

•
Exploration costs increased by $6.0 million due to a renewed focus on drilling programs. The economic downturn in the first quarter of 2009 resulted in the Company temporarily deferring exploration at certain longer-term growth projects;

•
Interest income and other expenses increased by $10.8 million primarily due to $9.6 million of transactions costs related to the acquisitions of the Camino Rojo and El Morro projects which were expensed;

•	Interest expense and finance fees increased by $11.2 million due to the interest expense related to the convertible senior notes issued in June 2009;

•
A $13.1 million gain on non-hedge derivatives in the first quarter of 2010 from foreign currency, heating oil and copper contracts, compared to a $1.0 million gain from foreign currency and heating oil contracts in the first quarter of 2009;

•
A $211.8 million non-cash foreign exchange loss in the first quarter of 2010 on the translation of future income tax liabilities on mining interests arising from acquisitions, compared to a $121.4 million gain in the first quarter of 2009, due primarily to the strengthening of the Canadian dollar and Mexican peso; and

•
A higher effective tax rate in the first quarter of 2010, excluding the impact of foreign exchange gains and losses on the translation of future income tax assets and liabilities and stock option expense which are not subject to taxation, deductible, or likely to be utilized, primarily due to increased taxable foreign exchange gains denominated in local currencies in foreign tax jurisdictions, inflation adjustments in certain foreign tax jurisdictions and the impact of the increase in the Mexican income tax rate from 28% to 30%. The lower effective tax rate in the first quarter of 2009 was primarily due to additional tax benefits recognized from the harmonization of the Ontario corporate income tax with the Federal tax system and the final settlement of certain tax audit issues.

Adjusted net earnings amounted to $162.7 million, or $0.22 per share (1) for the three months ended March 31, 2010, compared to $169.3 million, or $0.23 per share for the three months ended March 31, 2009. Compared to the three months ended March 31, 2009,

GOLDCORP | 5

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

adjusted net earnings were impacted by higher operating costs, offset by increased revenues resulting primarily from higher realized gold, copper and silver prices, offset by lower gold and copper sales volumes. Total cash costs (by-product) were higher at $325 per gold ounce for the three months ended March 31, 2010, as compared to $288 per gold ounce in 2009. The increase was primarily due to higher YMAD net proceeds payments and export retention taxes paid in Alumbrera, higher consumable costs and the unfavourable impact of the Canadian dollar and Mexican peso foreign exchange movements. Adjusted net earnings was also impacted by the higher effective tax rate in the first quarter of 2010 as noted above.

GOLDCORP | 6

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Three months ended March 31, 2010 compared to the three months ended December 31, 2009

Net loss attributable to shareholders of Goldcorp for the first quarter of 2010 was $52.3 million or $0.07 per share, compared with net earnings of $66.7 million or $0.09 per share in the fourth quarter of 2009. Compared to the prior quarter, net loss attributable to shareholders of Goldcorp for the three months ended March 31, 2010 was impacted significantly by the following factors:

•
Revenues decreased by $28.0 million, or 4%, due to a $2.0 million decrease in gold revenues resulting from 1% decrease in gold sales volume and a $26.0 million decrease in copper revenues resulting from  a 22% decrease in copper sales volumes and a 3% decrease in copper realized prices.  The decrease in gold and copper sales volumes was largely due to the port/customs personnel strike over salary negotiations during the period from March 22, 2010 to March 31, 2010. Alumbrera was unable to complete its shipments as scheduled during this period as a result of the blockage to the port access;

•	Operating expenses decreased by $20.4 million, or 6% compared to the prior quarter primarily as a result of the lower gold and copper sales volumes;

•	The decrease in sales volume decreased depreciation and depletion by $10.1 million, or 7%;

•
Results of the prior quarter included a $24.0 million write-down of the Company’s investment in El Limón.  With the close of the disposition in the first quarter of 2010, a further $18.7 million loss ($8.2 million after tax) has been recognized;

•
Interest income and other expenses in the first quarter of 2010 of $11.1 million included $9.6 million in transaction costs related to the acquisitions of the Camino Rojo and El Morro projects. The prior quarter amount of $13.4 million included a $17.6 million accrual relating to withholding taxes;

•	Interest expense and financing fees decreased by $10.3 million as a result of $10.3 million in accrued interests relating to withholding taxes in the prior quarter;

•	A $13.1 million gain on non-hedge derivatives in the first quarter of 2010 from foreign currency, heating oil and copper contracts, compared to a $5.8 million loss in the prior quarter;

•
A $211.8 million non-cash foreign exchange loss in the first quarter of 2010 on the translation of significant future income tax liabilities on mining interests arising from acquisitions, compared to a $122.6 million loss in the prior quarter;

•	An effective tax rate in the first quarter of 2010 that was not significantly different from the fourth quarter of 2009.

Adjusted net earnings amounted to $163.1 million, or $0.22 (1) for the three months ended March 31, 2010, compared to $182.7 million, or $0.25 per share for the prior quarter. Compared to the prior quarter, adjusted net earnings were impacted by lower revenues mainly resulting from lower copper sale volumes, offset by lower operating costs.  Total cash costs (by-product) were higher at $325 per ounce, as compared to $289 per ounce in the prior quarter.  The increase was primarily due to lower by-product sales revenue credits and lower gold sales volumes.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 32 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

GOLDCORP | 7

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Three months ended March 31
		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from Operations	Total cash costs (per gold ounce) (1)
Red Lake	2010	$188.7	181,200	169,400	$1,112	$108.7	$298
	2009	149.9	161,900	164,200	911	80.8	265
Porcupine	2010	68.9	62,100	62,000	1,110	4.9	654
	2009	71.5	78,300	78,600	909	19.6	450
Musselwhite	2010	67.0	61,300	60,500	1,106	15.3	681
	2009	50.8	54,600	55,200	920	12.7	532
Terrane	2010	-	-	-	-	(1.1)	-
	2009	-	-	-	-	(1.0)	-
San Dimas (1)	2010	31.3	24,900	24,900	1,104	14.7	374
	2009	30.5	27,700	28,000	913	15.3	257
Los Filos	2010	81.9	72,100	72,400	1,111	38.2	412
	2009	55.8	60,500	60,700	911	15.9	467
El Sauzal	2010	37.4	33,700	33,800	1,102	10.2	352
	2009	67.1	70,900	72,800	913	31.6	120
Peñasquito (2)	2010	-	30,700	-	-	-	-
	2009	-	16,400	-	-	-	-
Marlin (1)	2010	100.7	68,900	70,500	1,113	48.0	109
	2009	73.0	64,500	67,700	907	28.9	217
Alumbrera (1)	2010	124.0	41,300	30,800	1,119	53.9	(961)
	2009	94.7	47,200	44,400	925	30.1	(368)
Marigold	2010	34.0	30,500	30,700	1,110	11.9	507
	2009	17.8	16,600	19,500	912	0.5	728
Wharf	2010	16.4	18,300	14,100	1,110	5.8	562
	2009	13.7	15,300	14,200	910	1.9	674
Other (3)	2010	-	-	-	-	(45.4)	-
	2009	-	2,600	2,600	911	(34.5)	-
Total	2010	750.3	625,000	569,100	1,110	265.1	325
	2009	$624.8	616,500	607,900	$912	$201.8	$288

(1)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin at market silver prices; and by-product silver sales revenues for San Dimas at $4.04 per silver ounce ($4.02 prior to November 2009) sold to Silver Wheaton).

(2)	Excludes commissioning sales ounces from Peñasquito as these are credited against capitalized project costs.

(3)	Includes corporate activities, the results of El Limón to February 24, 2010, the date of disposition, and San Martin.

GOLDCORP | 8

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada

	Three Months Ended
Operating Data	March 31 2010	December 31 2009	September 30 2009	June 30 2009	March 31 2009
Tonnes of ore milled	211,500	197,700	194,400	200,100	189,500
Average mill head grade (grams/tonne)	27	27	30	21	27
Average recovery rate	97%	97%	97%	96%	96%
Gold (ounces)
– Produced	181,200	156,300	178,800	125,700	161,900
– Sold	169,400	163,100	179,500	128,500	164,200
Average realized gold price (per ounce)	$1,112	$1,111	$969	$927	$911
Total cash costs (per ounce)	$298	$317	$255	$326	$265
Financial Data
Revenues	$188.7	$181.5	$174.1	$119.3	$149.9
Depreciation and depletion	$25.9	$28.9	$28.1	$22.6	$21.5
Earnings from operations	$108.7	$99.7	$96.5	$52.2	$80.8
Expenditures on mining interests	$38.9	$34.8	$28.9	$24.2	$21.9

Red Lake had a solid 2010 first quarter gold production of 181,200 ounces, at a total cash cost of $298 per ounce, compared to 161,900 ounces, at a total cash cost of $265 per ounce for the first quarter of 2009. In comparison to the first quarter of 2009, Red Lake experienced 12% higher tonnage at the same grade. The higher tonnage was mainly attributable to mining of the additional material in the lower grade sulphide zones. Due to timing of gold pours, not all production was available for sale in the current quarter.

Cash costs for the first quarter of 2010 were 12%, or $33 per ounce, higher than in the first quarter of 2009 due to a stronger Canadian dollar ($50 per ounce, or 151%), offset by lower operating costs ($9 per ounce, or 27%) and higher gold production ($8 per ounce, or 24%).  The decrease in operating costs was mainly attributable to decreased propane costs ($0.5 million) and other consumables ($1.3 million).

Gold production for the first quarter of 2010 was 16%, or 24,900 ounces, more than in the fourth quarter of 2009. In comparison to the prior quarter, Red Lake experienced 7% higher mill throughput at the same grade. The increase in mill throughput was consistent with the 2010 mine plan which included mining of lower grade incremental mining areas such as the sulphide zones to utilize spare mill capacity.

Cash costs for the first quarter of 2010 were 6%, or $19 per ounce, lower than in the prior quarter due to lower operating costs ($26 per ounce, or 137%) and higher gold production ($12 per ounce, or 63%), offset by a stronger Canadian dollar ($19 per ounce, or 100%). The decrease in operating costs was mainly attributable to decreased contractor costs as a result of decreased development work on reducing the stress envelope ($4.3 million).

During the first quarter of 2010, the development of a connection drift at the 45 Level between the Campbell and Red Lake complexes continued and is scheduled to be completed in the second quarter of 2010. This drift will allow for sharing of resources, optimized ventilation, and an exploration platform to drill for offsets from the High Grade zone. Diamond drilling continued throughout the first quarter of 2010 to test the down-dip extension of the High Grade zone below 49 Level. A drill program to further test the potential for an open pit resource commenced in Balmertown.

GOLDCORP | 9

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada
	Three Months Ended
Operating Data	March 31 2010	December 31 2009	September 30 2009	June 30 2009	March 31 2009
Tonnes of ore milled	1,020,200	1,005,100	1,013,900	1,007,700	998,700
Average mill head grade (grams/tonne)	1.98	2.40	2.90	2.68	2.82
Average recovery rate (%)	91%	93%	93%	90%	90%
Gold (ounces)
– Produced	62,100	71,700	90,600	77,700	78,300
– Sold	62,000	71,600	90,800	77,600	78,600
Average realized gold price (per ounce)	$1,110	$1,103	$959	$932	$909
Total cash costs (per ounce)	$654	$509	$406	$436	$450
Financial Data
Revenues	$68.9	$79.1	$87.1	$72.5	$71.5
Depreciation and depletion	$22.4	$19.2	$19.0	$16.0	$15.7
Earnings from operations	$4.9	$20.0	$28.1	$21.0	$19.6
Expenditures on mining interests	$14.6	$14.2	$10.1	$8.9	$4.4

Gold production for the first quarter of 2010 was 21%, or 16,200 ounces, less than in the first quarter of 2009, mainly due to 30% lower grades. The Hoyle Pond underground operation experienced 6% lower tonnage due to equipment availability and 18% lower grades primarily due to timing of development in the high grade VAZ zone. The Dome underground operation experienced 5% higher tonnage and 19% lower grades due to the increased mining dilution resulting from higher development rates. As anticipated, the material reclaimed from the stockpiles provided 2% higher tonnage and 38% lower grades.

Cash costs for the first quarter of 2010 were 45%, or $204 per ounce, higher than in the first quarter of 2009 due to lower gold production ($121 per ounce, or 59%) and a stronger Canadian dollar ($107 per ounce, or 53%), offset by lower operating costs ($24 per ounce, or 12%). The decrease in operating costs was attributable to the suspension of the Pamour open pit mining in 2009, explosives ($0.9 million), diesel fuel ($0.9 million) and reagents ($0.5 million).

Exploration during the first quarter of 2010 focused primarily on the Hoyle Pond underground mine. Drilling occurred in areas directly below the current mining horizon and further down dip to define the extent of the mineralization at depth. Positive drilling results continue in both areas.

Gold production for the first quarter of 2010 was 13%, or 9,600 ounces, less than the fourth quarter of 2009 mainly due to lower grades experienced from all three operations (18% in total) and 10% lower tonnage from the Hoyle Pond underground operation. In comparison to the prior quarter, the Hoyle Pond underground operation experienced 6% lower grades as new mining horizons came into production and 10% lower tonnage due to sequencing of stope blocks and equipment availability. The Dome underground operation experienced 18% lower grades and 2% higher tonnage due to higher development rates. The stockpile reclaim sequence moved to lower grade stockpiles and as a result, the grade of material reclaimed for processing was 15% lower during the first quarter of 2010.

Cash costs for the first quarter of 2010 were 28%, or $145 per ounce, higher than in the prior quarter due to lower gold production ($84 per ounce, or 58%), higher operating costs ($23 per ounce, or 16%) and a stronger Canadian dollar ($38 per ounce, or 26%). The increase in operating costs was attributable to contractors ($1.1 million) primarily due to the acceleration of development at the Dome underground and consumables ($1.2 million).

GOLDCORP | 10

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

	Three Months Ended
Operating Data	March 31 2010	December 31 2009	September 30 2009	June 30 2009	March 31 2009
Tonnes of ore milled	334,500	337,000	291,800	340,900	319,800
Average mill head grade (grams/tonne)	5.85	5.49	5.51	6.94	5.72
Average recovery rate (%)	96%	95%	95%	95%	95%
Gold (ounces)
– Produced	61,300	56,300	49,800	71,900	54,600
– Sold	60,500	55,500	48,400	72,100	55,200
Average realized gold price (per ounce)	$1,106	$1,105	$958	$927	$920
Total cash costs (per ounce)	$681	$605	$737	$508	$532
Financial Data
Revenues	$67.0	$61.4	$46.4	$66.9	$50.8
Depreciation and depletion	$7.8	$8.3	$8.0	$7.5	$6.6
Earnings from operations	$15.3	$17.2	$1.0	$21.2	$12.7
Expenditures on mining interests	$15.2	$23.9	$23.1	$16.4	$15.5

Gold production for the first quarter of 2010 was 12%, or 6,700 ounces, more than in the first quarter of 2009 due to 5% higher mill throughput and 2% higher grades. The higher mill throughput resulted from improved stope availability. The higher grades were due to a higher proportion of ore being mined from the PQ Deeps.

Cash costs for the first quarter of 2010 were 28%, or $149 per ounce, higher than in the first quarter of 2009 due to a stronger Canadian dollar ($117 per ounce, or 79%) and higher operating costs ($79 per ounce, or 53%), offset by higher gold production ($47 per ounce, or 32%). The increase in operating costs was primarily attributable to higher development costs incurred to improve stope flexibility during production ($5.0 million) and higher costs for maintenance on the surface infrastructure ($0.6 million).

Gold production for the first quarter of 2010 was 9%, or 5,000 ounces, more than in the fourth quarter of 2009 due to 7% higher grades mainly from the Esker and T-Antiform zones, partially offset by 1% lower mill throughput.

Cash costs for the first quarter of 2010 were 13%, or $76 per ounce, higher than in the prior quarter due to higher operating costs ($86 per ounce, or 113%) and a stronger Canadian dollar ($43 per ounce, or 57%), partially offset by higher gold production ($53 per ounce, or 70%). The increase in operating costs was primarily due to higher development costs incurred during production ($2.1 million) and higher underground crushing costs ($1.5 million).

Exploration at Musselwhite during the first quarter of 2010 continued to further extend resources within the T-Antiform and PQ Deeps corridors.

GOLDCORP | 11

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

San Dimas mines, Mexico

	Three Months Ended
Operating Data	March 31 2010	December 31 2009	September 30 2009	June 30 2009	March 31 2009
Tonnes of ore milled	145,300	166,400	170,800	172,000	164,100
Average mill head grade (grams/tonne)
– Gold	5.47	5.89	5.13	5.04	5.40
– Silver	273	251	237	241	266
Average recovery rate (%)
– Gold	98%	98%	98%	97%	97%
– Silver	94%	95%	95%	95%	94%
Produced (ounces)
– Gold	24,900	30,800	27,500	27,100	27,600
– Silver	1,205,800	1,274,700	1,231,800	1,263,900	1,323,000
Sold (ounces)
– Gold	24,900	30,500	27,400	27,100	28,000
– Silver	1,205,700	1,263,500	1,234,200	1,253,600	1,352,300
Average realized price (per ounce)
– Gold	$1,104	$1,104	$969	$929	$913
– Silver (1)	$4.04	$4.04	$4.02	$4.02	$4.02
Total cash costs (per gold ounce) (1)	$374	$272	$313	$309	$257
Financial Data
Revenues	$31.3	$37.9	$30.6	$29.6	$30.5
Depreciation and depletion	$1.6	$3.3	$0.1	$0.1	$2.6
Earnings from operations	$14.7	$16.8	$13.6	$15.3	$15.3
Expenditures on mining interests	$3.6	$7.9	$5.3	$5.4	$3.5

(1)	Silver was sold to Silver Wheaton at a price of $4.04 per ounce ($4.02 prior to November 2009). The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues.

Gold and silver production for the first quarter of 2010 were 10%, or 2,700 ounces, and 9%, or 117,200 ounces, respectively, less than in the first quarter of 2009 mainly due to lower tonnage from higher grade areas in the Roberta and Robertita zones and less development. In comparison to the first quarter of 2009, San Dimas experienced 11% lower tonnage, partially offset by 1% and 3% higher gold and silver grades, respectively.

Cash costs for the first quarter of 2010 were 46%, or $117 per ounce, higher than in the first quarter of 2009 due to higher operating costs ($49 per ounce, or 42%), lower gold production ($55 per ounce, or 47%) and a stronger Mexican peso ($13 per ounce, or 11%). The increase in operating costs was mainly attributable to employee costs ($0.7 million) and insurance ($0.3 million).

Gold and silver production for the first quarter of 2010 were 19%, or 5,900 ounces, and 5%, or 68,900 ounces, less than in the fourth quarter of 2009 mainly due to lower tonnage from higher grade areas in the Roberta and Robertita veins and less development. In comparison to the prior quarter, San Dimas experienced 13% lower tonnage, 7% lower gold grades and 9% higher silver grades.

Cash costs for the first quarter of 2010 were 38%, or $102 per ounce, higher than in the prior quarter due to higher operating costs ($21 per ounce, or 21%), lower gold production ($79 per ounce, or 77%), and a stronger Mexican peso ($2 per ounce, or 2%). The increase in operating costs was mainly attributable to maintenance ($0.4 million) and insurance ($0.2 million).

Positive exploration results were obtained during the first quarter of 2010 including interceptions in the Roberta vein and in the North Sinaloa vein.  The tunnels that serve as the main haulage levels for the Sinaloa Graben and Center Block areas were completed during the first quarter of 2010.

GOLDCORP | 12

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mines, Mexico

	Three Months Ended
Operating Data	March 31 2010	December 31 2009	September 30 2009	June 30 2009	March 31 2009
Tonnes of ore mined	6,731,200	6,747,300	6,040,000	5,911,300	6,395,000
Tonnes of waste removed	8,241,200	7,184,800	7,062,000	6,788,100	7,620,400
Ratio of waste to ore	1.2	1.1	1.2	1.2	1.2
Tonnes of ore processed	7,021,300	6,839,100	6,135,200	6,013,400	6,436,700
Average grade processed (grams/tonne)	0.60	0.69	0.63	0.61	0.54
Average recovery rate (1)	42%	42%	45%	44%	43%
Gold (ounces)
– Produced	72,100	60,100	60,200	58,500	60,500
– Sold	72,400	59,700	60,100	58,400	60,700
Average realized gold price (per ounce)	$1,111	$1,092	$974	$924	$911
Total cash costs (per ounce) (2)	$412	$444	$455	$510	$467
Financial Data
Revenues	$81.9	$66.0	$59.5	$54.9	$55.8
Depreciation and depletion	$11.9	$13.5	$9.9	$11.1	$11.2
Earnings from operations	$38.2	$25.6	$22.0	$9.4	$15.9
Expenditures for mining interests	$11.4	$19.8	$12.8	$18.8	$21.4

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

(2)	Total cash costs reported include the results of the underground operation.

Los Filos, which includes the open pits and the underground operation, had record gold production during the first quarter of 2010. Gold production for the first quarter of 2010 was 19%, or 11,600 ounces, more than in the first quarter of 2009 due to 11% higher grades and 9% higher tonnage. The higher grades were due to planned mining sequence. The higher tonnage was made possible due to the increase in heap leach pad space with the completion of the third stage of the heap leach pad in the second quarter of 2009.

Cash costs for the first quarter of 2010 were 12%, or $55 per ounce, lower than in the first quarter of 2009 due to higher gold production ($75 per ounce, or 136%), offset by higher operating costs ($19 per ounce, or 34%) and a stronger Mexican peso ($1 per ounce, or 2%). The increase in operating costs was mainly attributable to increased stripping ($2.5 million) and higher maintenance costs ($1.2 million).

Gold production for the first quarter of 2010 was 20%, or 12,000 ounces, more than in the fourth quarter of 2009, mainly due to efficiencies in the carbon recovery circuit and improved ore placing and irrigation at the heap leach pad. In comparison to the prior quarter, Los Filos experienced 3% higher tonnage due to improved truck fleet utilization, offset by 13% lower grades.

Cash costs for the first quarter of 2010 were 7%, or $32 per ounce, lower than in the prior quarter due to higher gold production ($78 per ounce, or 244%), offset by higher operating costs ($41 per ounce, or 128%) and a stronger Mexican peso ($5 per ounce, or 16%). The increase in operating costs was mainly attributable to increased stripping ($1.5 million), higher consumption of consumables due to higher tonnes mined ($1.2 million) and maintenance costs ($1.1 million).

The 2010 exploration program is progressing as planned with a focus on the extension of the El Bermejal pit to the north and the continuity of the Los Filos ore body towards the 4P area.

GOLDCORP | 13

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

During the first quarter of 2010, the crushing and agglomeration plant which is designed to treat the higher-grade ore (from the underground operation and +1 gram per tonne from the Los Filos pit) was commissioned. Throughput rates are planned to ramp up to 11,000 tonnes per day.

GOLDCORP | 14

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

	Three Months Ended
Operating Data	March 31 2010	December 31 2009	September 30 2009	June 30 2009	March 31 2009
Tonnes of ore mined	692,600	592,600	586,400	630,700	670,500
Tonnes of waste removed	1,613,700	1,766,700	1,110,100	925,700	817,900
Ratio of waste to ore	2.3	3.0	1.9	1.5	1.2
Tonnes of ore milled	488,600	507,000	530,600	544,000	524,600
Average mill head grade (grams/tonne)	2.31	2.25	2.86	3.22	4.47
Average recovery rate (%)	93%	93%	93%	94%	94%
Gold (ounces)
– Produced	33,700	34,200	45,500	53,100	71,000
– Sold	33,800	34,200	46,000	53,500	72,800
Average realized gold price (per ounce)	$1,102	$1,103	$964	$915	$913
Total cash costs (per ounce)	$352	$371	$220	$185	$120
Financial Data
Revenues	$37.4	$38.0	$44.6	$49.0	$67.1
Depreciation and depletion	$14.5	$15.4	$20.3	$26.7	$26.1
Earnings from operations	$10.2	$9.0	$13.4	$12.1	$31.6
Expenditures on mining interests	$2.1	$1.0	$1.0	$3.0	$1.3

Gold production for the first quarter of 2010 was 53%, or 37,300 ounces, less than in the first quarter of 2009, mainly due to lower grades as planned. El Sauzal is in the latter years of its mine life and the resulting decline in production is occurring as anticipated.

Cash costs for the first quarter of 2010 were 193%, or $232 per ounce, higher than in the first quarter of 2009 due to lower gold production ($139 per ounce, or 60%), higher operating costs ($81 per ounce, or 35%) and a stronger Mexican peso ($12 per ounce, or 5%). The increase in operating costs was attributable to additional equipment leases for waste removal ($1.0 million) with the commencement of stripping of the Trini Pit and higher consumption of mining consumables ($0.8 million).

Gold production for the first quarter of 2010 was very similar to the fourth quarter of 2009.

Cash costs for the first quarter of 2010 were 5%, or $19 per ounce, lower than in the fourth quarter of 2009 primarily due to lower operating costs. The decrease in operating costs was attributable to employee costs ($0.5 million), consumables ($0.2 million) and maintenance ($0.2 million).

GOLDCORP | 15

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three Months Ended
Operating Data	March 31 2010	December 31 2009	September 30 2009	June 30 2009	March 31 2009
Tonnes of ore milled	470,700	552,400	536,300	540,800	531,500
Average mill head grade (grams/tonne)
– Gold	4.78	4.83	4.29	4.04	3.87
– Silver	109	99	92	81	77
Average recovery rate (%)
– Gold	95%	93%	93%	91%	93%
– Silver	78%	77%	70%	64%	62%
Produced (ounces)
– Gold	68,900	78,600	68,800	63,000	64,500
– Silver	1,254,300	1,331,200	1,083,200	884,900	857,200
Sold (ounces)
– Gold	70,500	75,900	69,000	62,000	67,700
– Silver	1,290,100	1,272,000	1,152,700	799,800	904,300
Average realized price (per ounce)
– Gold	$1,113	$1,108	$965	$927	$907
– Silver	$17.24	$17.59	$14.96	$13.76	$12.80
Total cash costs (per ounce) (1)	$109	$129	$185	$250	$217
Financial Data
Revenues	$100.7	$106.4	$83.9	$68.5	$73.0
Depreciation and depletion	$22.1	$22.6	$20.8	$18.3	$17.8
Earnings from operations	$48.0	$51.3	$33.2	$23.5	$28.9
Expenditures on mining interests	$9.8	$12.5	$8.0	$13.4	$7.4

(1)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended March 31, 2010, would be $332 per ounce of gold and $5.02 per ounce of silver (three months ended March 31, 2009 – $327 and $4.51, respectively).

Gold and silver production for the first quarter of 2010 were 7%, or 4,400 ounces, and 46%, or 397,100 ounces, more than in the first quarter of 2009, respectively, due to 24% and 42% higher gold and silver grades, respectively, 2% and 26% higher gold and silver recoveries, respectively, offset by 11% lower tonnage. The higher grades were due to mining of higher grade underground and open pit areas. The higher recoveries were due to improvements in the process and Merrill Crowe areas.

Cash costs for the first quarter of 2010 were 50%, or $108 per ounce, lower than in the first quarter of 2009 due to higher silver by-product sales credits ($144 per ounce, or 133%) and higher gold production ($16 per ounce, or 15%), offset by higher operating costs ($52 per ounce, or 48%). The increase in operating costs was primarily attributable to higher underground consumables ($1.2 million), contractors ($0.8 million), royalties ($0.8 million), power ($0.8 million) and fuel ($0.5 million).

Gold and silver production for the first quarter of 2010 were 12%, or 9,700 ounces, and 6%, or 76,900 ounces, less than in the fourth quarter of 2009, respectively, due to 1% lower gold grades and 15% lower tonnage, offset by 10% higher silver grades and 2% and 1% higher gold and silver recoveries, respectively. The open pit mine plan has been modified to maintain production levels and focus on higher grades to reduce the generation of tailings. Commencing March 2010, until the third quarter of 2011, during the construction of a tailings filter plant, higher grades and lower mill tonnage will be experienced.

GOLDCORP | 16

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Cash costs for the first quarter of 2010 were 16%, or $20 per ounce, lower than in the prior quarter due to higher silver by-product sales credits ($21 per ounce, or 105%) and lower operating costs ($31 per ounce, or 155%), offset by lower gold production ($32 per ounce, or 160%). The decrease in operating costs was primarily attributable to employee costs ($1.5 million), community related expenses ($0.5 million), consumables for the process plant ($0.3 million) and contractors ($0.3 million).

GOLDCORP | 17

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three Months Ended
Operating Data	March 31 2010	December 31 2009	September 30 2009	June 30 2009	March 31 2009
Tonnes of ore mined	2,260,900	3,557,400	2,301,800	2,950,800	2,179,000
Tonnes of waste removed	5,974,200	5,199,900	5,491,700	5,555,600	5,838,700
Ratio of waste to ore	2.6	1.5	2.4	1.9	2.7
Tonnes of ore milled	3,514,100	3,556,600	3,424,100	3,753,000	3,341,600
Average mill head grade
– Gold (grams/tonne)	0.51	0.43	0.39	0.53	0.60
– Copper (%)	0.54%	0.48%	0.38%	0.47%	0.51%
Average recovery rate (%)
– Gold	72%	67%	68%	73%	73%
– Copper	85%	87%	79%	84%	82%
Produced
– Gold (ounces)	41,300	34,600	29,500	46,900	47,200
– Copper (thousands of pounds)	35,300	32,400	22,700	32,600	30,600
Sold
– Gold (ounces)	30,800	32,700	33,600	47,100	44,400
– Copper (thousands of pounds)	24,500	31,300	24,300	32,900	26,100
Average realized price
– Gold (per ounce)	$1,119	$1,140	$1,006	$930	$925
– Copper (per pound)	$3.58	$3.69	$3.63	$2.73	$2.29
Total cash costs (per gold ounce) (1)	$(961)	$(1,333)	$(823)	$(559)	$(368)
Financial Data
Revenues	$124.0	$152.5	$119.6	$128.7	$94.7
Depreciation and depletion	$15.6	$17.6	$15.9	$18.3	$18.3
Earnings from operations	$53.9	$58.4	$37.5	$32.9	$30.1
Expenditures on mining interests	$2.5	$3.4	$1.9	$3.8	$3.5

(1)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended March 31, 2010 would be $528 per ounce of gold and $1.84 per pound of copper (three months ended March 31, 2009 – $348 and $1.05, respectively).

Goldcorp’s share of Alumbrera’s gold production for the first quarter of 2010 was 13%, or 5,900 ounces, less than in the first quarter of 2009. Goldcorp’s share of Alumbrera’s copper production was 15%, or 4.7 million pounds, more than in the first quarter of 2009. Gold production decreased due to 15% lower grades and 1% lower recoveries, offset by 5% higher tonnage. Copper production increased due to 6% higher grades, 4% higher recoveries and 5% higher tonnage. The higher processed tonnage was due to the improved quality of ore and lower gypsum content. The lower gold grades were principally due to processing of lower grade ore from phase 9 during the first quarter of 2010, as compared to higher grade ore from phase 8 during the first quarter of 2009. The higher copper grades were principally due to processing of higher grade ore from phase 9 during the first quarter of 2010, as compared to lower grade ore from phase 8 during the first quarter of 2009. The higher copper recoveries were the result of the installation of additional flotation circuits during 2009, an improved flotation process and higher mill feed grades.

Cash costs for the first quarter of 2010 were 161%, or $593 per ounce, lower than in the first quarter of 2009 due to higher copper by-product sales credits resulting mainly from higher copper prices ($1,546 per ounce, or 261%), offset by lower gold ounces sold ($418 per ounce, or 71%), higher YMAD net proceeds payments ($368 per ounce, or 62%) and higher operating costs ($167 per ounce, or 28%).  The increase in operating costs was primarily due to export taxes being included in cash costs effective January 1, 2010, higher fuel prices and employee costs, partially offset by lower consumption of consumables and maintenance costs.

GOLDCORP | 18

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

On March 22, 2010, personnel from port/customs went on strike over salary negotiations. Although the parties involved in the strike reached a settlement by March 31, 2010, Alumbrera was unable to complete its shipments as scheduled during this period as a result of the blockage to the port access. The strike settlement will have minimal financial impact to Alumbrera as port services are not significantly utilized. Operations at port have been running normally and all the delayed shipments have been completed subsequent to the end of the first quarter.

Goldcorp’s share of Alumbrera’s gold and copper production for the first quarter of 2010 were 19%, or 6,700 ounces, and 9%, or 2.9 million pounds, more than in fourth quarter of 2009. Gold production increased due to 19% higher grades and 7% higher recoveries, offset slightly by 1% lower tonnage. Copper production increased due to 13% higher grades, offset by 2% lower recoveries and 1% lower tonnage. The higher gold and copper grades were due to processing of higher grade ore.

Cash costs for the first quarter of 2010 were 28%, or $372 per ounce, higher than in the fourth quarter of 2009 due to lower copper by-product sales credits resulting from lower copper volume sold and lower realized prices ($577 per ounce, or 155%) and lower gold ounces sold ($104 per ounce or 28%), offset by lower operating costs ($237 per ounce, or 64%) and lower YMAD net proceeds payments ($72 per ounce, or 19%). The decrease in operating costs was primarily attributable to lower maintenance, power and employee costs, offset by export taxes being included in cash costs effective January 1, 2010. The provisional pricing impact of higher realized copper prices during the first quarter of 2010 was $6.1 million, or $198 per ounce, of which a negative $2.1 million impact, or $68 per ounce related to copper sales in the fourth quarter of 2009 that settled in the first quarter of 2010.

Late in 2007, the Argentine government informed mining exporters that their products would be subject to an export retention tax. Alumbrera continues to contest the payment of this retention tax and dialogue with the government is ongoing. The impact of the retention tax in the first quarter of 2010 was $11.1 million, which has been included in cash costs. Had this amount not been included, by-product cash costs would have decreased by $361 per ounce. The total amount of retention tax paid to date amounts to $110.3 million (Goldcorp’s share).

GOLDCORP | 19

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

	Three Months Ended
Operating Data	March 31 2010	December 31 2009	September 30 2009	June 30 2009	March 31 2009
Tonnes of ore mined	1,959,800	2,051,800	2,624,200	2,044,500	1,280,600
Tonnes of waste removed	6,462,900	5,077,300	4,261,400	5,105,100	5,825,600
Ratio of waste to ore	3.3	2.5	1.6	2.5	4.5
Tonnes of ore processed	1,959,800	2,051,800	2,624,200	2,044,500	1,280,600
Average grade processed (grams/tonne)	0.65	0.84	0.64	0.50	0.50
Average recovery rate (%)	73%	73%	73%	73%	73%
Gold (ounces)
– Produced	30,500	31,900	29,900	19,500	16,600
– Sold	30,700	31,400	29,000	19,600	19,500
Average realized gold price (per ounce)	$1,110	$1,111	$964	$931	$912
Total cash costs (per ounce)	$507	$482	$542	$725	$728
Financial Data
Revenues	$34.0	$35.0	$28.0	$18.2	$17.8
Depreciation and depletion	$5.1	$4.5	$4.3	$3.0	$3.0
Earnings from operations	$11.9	$13.5	$7.4	$0.6	$0.5
Expenditures on mining interests	$3.0	$2.8	$9.3	$15.4	$1.8

Goldcorp’s share of Marigold’s gold production for the first quarter of 2010 was 84%, or 13,900 ounces, more than in the first quarter of 2009. The increased production was due to the higher placement of gold on the leach pad in the current and previous quarters in comparison to the corresponding periods in the prior year. Pit development during the first quarter of 2010 focused on the waste-dominant top levels of the Basalt Phase 7 Pit and completion of the Phase 5 and 6 Pits. The strip ratio during the first quarter of 2010 was 27% lower than in the first quarter of 2009 due to an increased ore mining rate at the bottom of the Phase 6 Pit. Total tonnes mined during the first quarter of 2010 were 19% higher than in the first quarter of 2009 as a result of operating the expanded truck fleet, which includes seven new 300-tonne haul trucks, at full capacity.

Cash costs for the first quarter of 2010 were 30%, or $221 per ounce, lower than in the first quarter of 2009, primarily due to higher gold production, partially offset by higher prices for major consumables including fuel, cyanide, power and explosives.

Gold production during the first quarter of 2010 was 4%, or 1,400 ounces, less than in the fourth quarter of 2009 due to a 26% decrease in ounces stacked on the leach pad. The decrease in ounces stacked resulted from lower grade ore as mining shifted from the Basalt Phase 6 Pit to the lower grade Basalt Phase 5 and 7 Pits. Cash costs for the first quarter of 2010 were 5% or $25 per ounce, higher than in the prior quarter primarily due to lower gold production.

Exploration during the first quarter of 2010 focused on the Red Dot deposit, the Pediment areas and the Target II area. Geological surveys over the southern and mid portion of the exploration target areas were completed by the end of the first quarter of 2010. Geologic modeling and interpretation continues in the Target II area and throughout the Red Dot deposit, including the Target III and Terry Zone complex. Development drilling in the Target II area is continuing with positive results.

GOLDCORP | 20

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Wharf Mine, United States

	Three Months Ended
Operating Data	March 31 2010	December 31 2009	September 30 20098	June 30 2009	March 31 2009
Tonnes of ore mined	883,700	815,900	681,900	582,200	696,600
Tonnes of ore processed	783,900	756,900	804,500	680,000	633,100
Average grade processed (grams/tonne)	0.86	0.82	0.87	0.85	0.75
Average recovery rate (%)	72%	71%	70%	71%	69%
Gold (ounces)
– Produced	18,300	16,400	17,300	18,700	15,300
– Sold	14,100	18,500	17,700	18,900	14,200
Average realized gold price (per ounce)	$1,110	$1,094	$955	$924	$910
Total cash costs (per ounce)	$562	$805	$665	$596	$674
Financial Data
Revenues	$16.4	$20.8	$17.9	$18.5	$13.7
Depreciation and depletion	$1.6	$2.3	$1.8	$2.1	$1.4
Earnings from operations	$5.8	$3.1	$3.3	$3.9	$1.9
Expenditures on mining interests	$0.7	$0.5	$0.3	$0.5	$0.3

Gold production for the first quarter of 2010 was 20%, or 3,000 ounces, more than in the first quarter of 2009. In comparison to the first quarter of 2009, Wharf experienced 15% higher grades and 24% higher tonnes processed with mining in the American Eagle pit area. The higher tonnes processed were mainly due to increased mining and favourable crushing conditions.

Cash costs for the first quarter of 2010 were 17% or $112 per ounce, lower than in the first quarter of 2009 primarily due to higher gold production as a result of higher grades placed under leach on pad 3 and higher than planned recovery from pad 5 due to improved leach pad processing, including solution recirculation.

Gold production for the first quarter of 2010 was 12%, or 1,900 ounces, more than in the fourth quarter of 2009 due to 5% higher grades and 4% higher tonnes processed.

Cash costs for the first quarter of 2010 were 30%, or $243 per ounce, lower than in the prior quarter primarily due to higher gold production and lower operating costs. The decrease in operating costs was primarily attributable to lower blasting costs ($0.4 million) and cyanide consumption ($0.2 million).

GOLDCORP | 21

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

PROJECT DEVELOPMENT REVIEW

Peñasquito Project, Mexico

Peñasquito is a 100% owned development project consisting of two open pits, Peñasco and Chile Colorado. Peñasquito is currently producing oxide and sulphide ore from the Peñasco pit. The oxide ore, which is ancillary to the primary operation, is directly hauled to a leach facility which commenced pre-commissioning production in the second quarter of 2008. The sulphide ore is hauled to both the line 1 mill (“Line 1”), which commenced pre-commissioning production in the fourth quarter of 2009, and to stockpiles. Upon completion of the construction of the line 2 mill (“Line 2”) and high pressure grinding rolls (“HPGR”), Peñasquito’s processing facility will ramp up to a rate of 130,000 tonnes per day. Following ramp-up, annual production over the life of mine (estimated at 22 years) is expected to average approximately 500,000 ounces of gold, 28 million ounces of silver, 200 million pounds of lead and over 450 million pounds of zinc. In December 2009, new reserves were calculated using the latest exploration data and the deposit now contains 17.8 million ounces of proven and probable gold reserves, 4.5 million ounces of measured and indicated gold resources and 1.2 million ounces of inferred gold resources. Peñasquito also contains 1.1 billion ounces of proven and probable silver reserves, 391.0 million ounces of measured and indicated silver resources and 81.6 million ounces of inferred silver resources. In addition, Peñasquito contains 7.2 billion and 15.9 billion pounds of proven and probable lead and zinc reserves, respectively, 2.7 billion and 9.1 billion pounds of measured and indicated lead and zinc resources, respectively, and 0.8 billion and 1.6 billion pounds of lead and zinc inferred resources, respectively.

Project status

On March 23, 2010, Goldcorp was pleased to host the President of Mexico, Felipe Calderon, the Governor of Zacatecas, Amalia Garcia, and numerous other Mexican and Canadian government officials along with friends, vendors, contractors and other business partners, and numerous representatives of the surrounding communities at the inauguration of the Peñasquito mine.

Other highlights during the first quarter of 2010 include the following:

•	Average mining rates continue to meet or exceed expectations.
•	Mill throughput at Line 1 is ramping up on or slightly ahead of schedule.
•	Lead and zinc concentrate grades and quality are meeting or exceeding expectations.
•	Construction of Line 2 remains on track for mechanical completion in the third quarter.
•
Commissioning of Line 2 remains on schedule for the third quarter of 2010. Upon the successful completion of commissioning of Line 2, Peñasquito will be considered to have reached operating levels intended by management and proceeds from sales of metal concentrates and metals from the ancillary heap leach operations will then be recognized as revenues.

•	The majority of components for the HPGR circuit are on site with mechanical completion expected during the fourth quarter of 2010.
•	Full production ramp-up to the designed 130,000 tonnes per day capacity remains on track for early 2011 with the construction of the HPGR circuit.

At March 31, 2010, total project expenditures and commitments, excluding sustaining capital and pre-operating expenditures are $1.6 billion, of which $1.5 billion is spent and $67 million is committed. Sustaining capital spent and pre-operating expenditures (oxide and sulphide expenditures, net of respective revenues) at March 31, 2010 are $180.9 million and $34.5 million, respectively.

The current capital estimate to mechanical completion remains at approximately 10% above the November 2007 updated feasibility $1.49 billion estimate, excluding sustaining capital and pre-operating expenditures.

GOLDCORP | 22

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

During the first quarter of 2010, several major milestones were achieved at Peñasquito as follows:

Related to production

For the first quarter ended March 31, 2010, Peñasquito produced 30,700 ounces of gold, consisting of 11,400 ounces from sulphide ore and 19,300 ounces from ancillary heap leaching of the oxide ore cap; 2,078,200 ounces of silver (including 725,300 ounces from the oxide heap leach); 11.8 million pounds of lead; and 17.5 million pounds of zinc.  Gold production is expected to ramp up throughout 2010, on track toward previously issued guidance of 180,000 ounces of gold for the year as the proportion of higher quality sulphide ore increases. For the first quarter of 2010, silver, lead and zinc production met or exceeded expectation.

Peñasquito will produce both lead and zinc concentrates over its 22-year mine life, with most of the gold and silver production designed to report to the lead concentrate.  The table below summarizes concentrate grades as well as results for 2009 and the first quarter of 2010, which have met or exceeded expectations:

Table 1
Peñasquito Concentrate Grades

	Lead Concentrate	Expected(1)	2009 Actual	Q1-10 Actual
Quality	Lead	52 - 58%	55.3%	58.5%
	Gold	20 - 45 g/t	33.3 g/t	34.2 g/t
	Silver	2,000 - 4,000 g/t	4,178 g/t	3,876 g/t
			Zinc 7.3%	5.5%

	Zinc Concentrate	Expected(1)	2009 Actual	Q1 Actual
Quality	Zinc	52 – 57%	54.8%	55.7%
	Gold	2 – 5 g/t	4.4 g/t	3.6 g/t
	Silver	300 – 400 g/t	662 g/t	567 g/t
			Lead 3.3%	2.4%

(1)  From Analyst Day May 2009

GOLDCORP | 23

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Related to mining activities

•
Oxide ore continues to be hauled to the ancillary heap leach facility and sulphide ore is being hauled to the primary crusher or to stockpiles. Total tonnes mined in the first quarter were 43 million, consisting of 6.3 million ore tonnes and 37 million waste tonnes.  At March 31, 2010, 10.4 million tonnes of sulphide ore were stockpiled and an additional 1.6 million tonnes were exposed in the pit and available for mining. The in-house Reverse Circulation drilling program continues to identify the ore type and quality ahead of mining.

Related to the operating of processing facilities – Line 1 and Heap-Leach

•
As of March 31, 2010, 9,600 Dry Metric Tonnes (“DMT”) of lead concentrates and 16,700 DMT of zinc concentrates (21,100 DMT and 32,200 DMT respectively project to date), containing approximately 11,400 ounces of payable gold and 1,352,900 ounces of payable silver (18,500 of payable gold and 2,262,100 of payable silver project to date) had been produced, with qualities that meet commercial specifications, and at costs that were in line with expectations during ramp-up.

•
Costs related to the concentrate production and the pre-commissioning gold production during the first quarter included mining costs at $1.09 per tonne, processing costs at $7.36 per tonne and operations support costs at $4.21 per tonne, which include fixed costs related to total mine operations and were in line with expectations during the mill ramp in the first quarter. Offsite costs of $433 per DMT of lead sold and $382 per DMT of zinc sold were also incurred which consist primarily of transportation, warehousing, and treatment and refining charges.

•
The heap leach operation produced pre-commissioning production of 19,300 ounces of gold and 725,300 ounces of silver, with total costs of $9.4 million ($34.5 million project to date). These costs were capitalized and proceeds from sales during the pre-commissioning production phase were offset against capitalized mining costs which are included in pre-operating expenditures.

Related to the construction of processing facilities – Line 2 and High-Pressure Grinding Rolls

•
Line 1 is consistently operating at designed capacity and the construction of Line 2 is proceeding on schedule for completion during the third quarter of 2010. Line 1 was operating as anticipated and in line with the ramp up schedule with 0.7 million tonnes milled in January, 0.9 million tonnes milled in February and 1.4 million tonnes milled in March.

•
Construction continues to be focused on Line 2 with the mills set in place.  Ball mill motors are installed, work on the SAG mill motor continues, and flotation cells are erected. Steel erection continues in the grinding and lead flotation areas, while concrete work continues in the lead and zinc re-grind areas.

•
The majority of components for the HPGR circuit are on site with mechanical completion expected during the fourth quarter of 2010.  Following a ramp-up period, Peñasquito processing is expected to reach the full 130,000 tonnes per day capacity early in 2011.

Related to exploration activities

•	During the first quarter, activities at the site focused on condemnation drilling around the Peñasco pit.

•
Regional exploration was focused on several targets, with the majority of effort focused on Noche Buena, and drilling in the Mazapil Valley and El Quemado. The growing Noche Buena gold resource and the recently acquired Represa deposit at the Camino Rojo project comprise two important advanced stage satellite exploration projects with strong potential to complement core production at Peñasquito and take advantage of synergies in infrastructure, management and key stakeholder relationships. Exploration at these properties will focus on further definition and upgrade of the Noche Buena oxide gold resource and follow-up on recent high-grade gold intercepts in the sulphides.  A geophysical program and an analysis of drill data will be carried out at the Camino Rojo project.  Thereafter, a drill program to further define the core Represa deposit and investigate adjacent zones of sulphide

GOLDCORP | 24

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

mineralization is planned, with a supplemental $5 million exploration budget approved for 2010.  Regional exploration and drilling activities will continue in the Melchor Ocampo, Mazapil Valley and El Quemado targets.

In-pit crushing & conveying optimization plan adopted

The Company has adopted an in-pit crushing and conveying (“IPCC”) system for waste transportation within its life-of-mine plan. This project refinement is expected to provide significant sustaining capital ($35 million) and operational ($160 million) savings compared to conventional truck-only haulage. Up-front capital for the IPCC system is anticipated to be approximately $155 million with completion expected in 2013. The Company expects to spend approximately $10 million in 2010.

GOLDCORP | 25

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Éléonore Project, Canada

The Éléonore Project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada.  The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2009, the deposit contained 3.2 million ounces of indicated gold resources at an average grade of 11.92 grams per tonne and 6.3 million ounces of inferred gold resources at an average grade of 12.93 grams per tonne.

The 2010 exploration drill program has begun and will concentrate on identifying and defining new ore zones within the hanging wall stratigraphy close to the proposed infrastructure. The program will also look to improve the definition of the edge of the main Roberto ore body. Assay results are pending for the initial holes in the hanging wall. During the remainder of 2010, exploration will also focus on identifying new drill targets on the Éléonore concession outside of the main Roberto ore body.

Sinking of the 725 meter deep exploration shaft commenced during the first quarter of 2010, as planned, with completion targeted for the third quarter of 2012. Site access continues to be enhanced with a strong emphasis on improving the winter road as well as continuing the installation of permanent bridges. Work with respect to delivering grid power to the site by the third quarter of 2010 progressed with the completion of the power line and commencement of civil work on the Éléonore sub-station. Work continued with respect to updating of the pre-feasibility study, which will facilitate a construction decision on the Éléonore project by the 2010 year-end.

Collaborative work continues between Goldcorp, Wemindji and the Grand Council of the Crees to support the advanced exploration program and develop a collaboration agreement for the future mine. The project’s Environmental and Social Impact Study (“ESIA”) was submitted in January 2010.

Capital expenditures during the first quarter of 2010 amounted to $24.0 million. Cumulative expenditures to date amounted to $251.6 million.

Cochenour Project, Canada

The Cochenour/Bruce Channel deposit is located down-dip from Goldcorp’s historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. In 2009, a surface drilling program identified strong gold intercepts in the Gap zone between the bottom of the historic Cochenour mine and the top of the Bruce Channel exploration drilling.  The intercepts are the latest results in support of a contiguous and significant deposit. For budget and planning purposes, the Company has sized the Cochenour project for a mineable deposit of 5 million gold ounces.

The Cochenour mine was dewatered to the 2200’ Level during the first quarter of 2010 and exploration commenced from the old underground workings of the 2050’ Level to test the GAP zone and the upper portions of the Bruce Channel and Cochenour deposits. Construction continued on the 5 kilometer high speed haulage drift on the 5400 Level to connect to the Red Lake mine.

Work on rehabilitating and upgrading the surface facilities also commenced. Capital expenditures during the first quarter of 2010 amounted to $10.8 million, included in total expenditures on mining interests for Red Lake, consisting of exploration, dewatering, and construction of the high speed haulage drift. The Cochenour project combines the existing workings of Goldcorp’s historic Cochenour mine with the contiguous and down-dip Bruce Channel gold discovery.

GOLDCORP | 26

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. As of December 31, 2009, the deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne.

The Company will be using the remainder of 2010 to demonstrate several key concepts at Cerro Blanco in preparation for a project feasibility study by mid-2011. Mining of two drifts, from the north and south ends of the deposit (1,315 meters in total), and declining into the ore body will demonstrate the ability to mine underground in this geothermal area. In parallel, advance dewatering will be carried out to determine the long-term viability of the dewatering approach. Samples for metallurgical testing will be collected from the underground workings during 2010 to confirm the process methodology.

During the first quarter of 2010, mining of the two declines advanced to a total of 731 meters, with a further 584 meters remaining until they connect at the centre of the ore body. Additionally, 118 meters of lateral development to access mineralized zones and drill stations were completed at the end of the first quarter of 2010. Construction of a water treatment plant commenced in the fourth quarter of 2009 and is on schedule for completion and operation by mid-2010.

A geothermal resource with the potential to generate a significant quantity of geothermal power is located adjacent to the ore body.  Drilling of this resource commenced late in 2008 and the fourth well was completed in the third quarter of 2009. An analysis of the test results completed during the first quarter of 2010 showed good potential for geothermal power production and dewatering of the mine by targeting the shallow geothermal reservoir just east of the mine site. Three dewatering/geothermal production wells that are 800 to 1,000 meters in depth are planned for 2010, with drilling scheduled to begin in the third quarter of 2010.

Escobal Project, Guatemala

The Escobal project, located in western Guatemala, is a 130.1 million ounce measured and indicated and a 187.5 million ounce inferred silver resource at December 31, 2009.

At the Escobal silver discovery, plans are progressing toward development of this world class resource. In-fill and extensional drilling will continue throughout the remainder of 2010 and baseline environmental work and permitting efforts are underway.

Pueblo Viejo, Dominican Republic (Goldcorp’s interest – 40%)

Pueblo Viejo is a 23.7 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 9.5 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator.

The Pueblo Viejo project in the Dominican Republic is advancing on schedule with first gold expected in the fourth quarter of 2011. As a result of the plan to accelerate the expansion of the processing plant from 18,000 tonnes per day to 24,000 tonnes per day, the previously disclosed expansion capital of $300 million has been brought forward such that the pre-production capital estimate is now expected to be $3.0 billion (100% basis). The accelerated expansion of the processing plant will increase Goldcorp’s share of estimated annual gold production in its first five years of operation from 400,000 – 430,000 ounces to 415,000 – 450,000 ounces at lower total cash costs of $250 - $275 per ounce, compared to previous estimates of $275 - $300 per ounce.

Construction is nearly 20% complete and advancing rapidly. The main camp has been completed. 40% of the concrete has been poured and steel buildings and tanks are being erected. All the equipment for the processing plant will be received during 2010, including the mills and autoclaves.

GOLDCORP | 27

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

The proposed amendments to the Special Lease Agreement were approved by the President on November 13, 2009. The community relocation process continues to progress on schedule. Pueblo Viejo continues to consult with the communities in the vicinity of Puerto Viejo, the site of the project’s power generating facilities. The ESIA for the power generating facilities was submitted to the Secretaria de Estado de Medio Ambiente y Recursos Naturales in October 2009.

Goldcorp has invested $685.5 million, $90.3 million of which related to the initial acquisition cost in 2006, with the balance of $595.2 million being funds invested to finance ongoing project development activities. In April 2010, Barrick and Goldcorp finalized the terms for $1.035 billion in project financing for Pueblo Viejo ($414.0 million – Goldcorp’s share) with a lending syndicate comprised of international financial institutions including export credit agencies and commercial banks. Barrick and Goldcorp will each provide a guarantee for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and will be subject to a carve-out for certain political risk events.

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., and six individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action.

GOLDCORP | 28

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

EXPENSES
	Three Months Ended March 31
	2010	2009
Corporate administration	$38.4	$30.0
Exploration	14.1	8.1

Included in corporate administration is stock based compensation expense of $10.2 million for the three months ended March 31, 2010 (three months ended March 31, 2009 - $9.5 million). Excluding stock based compensation expense, corporate administration for the three months ended March 31, 2010 increased by $7.7 million, compared to the three months ended March 31, 2009.  The increase in corporate administration expense was primarily due to the increase in corporate development activities.

Exploration costs during of the three months ended March 31, 2010 increased by $6.0 million, compared to the three months ended March 31, 2009, primarily due to increased spending at the Red Lake, Porcupine and Marlin mines in line with the Company’s 2010 plan.

OTHER INCOME (EXPENSES)
	Three Months Ended March 31
	2010	2009
Interest income and other expenses, net	$(11.1)	$(0.3)
Interest expense and finance fees	(11.7)	(0.5)
Gain on non-hedge derivatives, net	13.1	1.0
Gain on securities, net	-	0.3
Loss on disposition of mining interests	(18.7)	-
Dilution loss	-	(0.7)
Gain (loss) on foreign exchange	(212.2)	116.7
	$(240.6)	$116.5

The increase in interest income and other expenses, net, during the three months ended March 31, 2010, as compared to the three months ended March 31, 2009 is primarily due to the $9.6 million in transaction costs related to the acquisitions of the Camino Rojo and El Morro projects.

During the three months ended March 31, 2010, the Company incurred $11.7 million of interest expense and finance fees compared to $0.5 million during the three months ended March 31, 2009. The increase in interest expense and finance fees is due to the convertible senior notes issued in June 2009.

As discussed under “Financial Instruments and Related Risks” below, the Company entered into foreign currency, heating oil, and copper contracts. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to market at each period end with changes in fair value recorded in earnings for the period.  A net gain of $13.1 million was recorded for the three months ended March 31, 2010, comprised of a realized loss of $2.3 million on matured contracts and a mark-to-market gain of $15.4 million.

On February 24, 2010, the Company disposed of its 21.2% interest in El Limón and recognized a loss on disposition of $18.7 million ($8.2 million after tax).

During the first quarter of 2009, Terrane renounced the income tax benefits relating to the C$5.5 million flow through shares issued in the third quarter of 2008. The amount renounced is reduced from share capital as share issue costs which resulted in a reversal of previously recorded dilution gain of $0.7 million. Effective January 1, 2010, upon adoption of the CICA Handbook Section 1602 – Non-

GOLDCORP | 29

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

controlling Interests, changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. There was no change in Goldcorp’s ownership percentage of Terrane during the three months ended March 31, 2010.

The Company recorded $212.2 million of loss on foreign exchange in the three months ended March 31, 2010 resulting primarily from the impact of the strengthened Canadian dollar and Mexican peso on the Company’s future income tax liabilities, which are denominated in local currencies. At March 31, 2010, the Company had $4.3 billion of future income tax liabilities, net, which arose from acquisitions of mining interests and are considered monetary items translated each period end at current exchange rates. The loss on foreign exchange resulting from translation of the net future income tax liabilities, income and mining taxes payable, accounts payable and accrued liabilities and current debt is slightly offset by the gain on foreign exchange resulting from the impact of the strengthened Canadian dollar and Mexican peso on the Company’s cash and cash equivalents, accounts receivable and other monetary assets denominated in local currencies.

INCOME AND MINING TAXES

Income and mining taxes for the three months ended March 31, 2010 totaled $77.2 million (three months ended March 31, 2009 -$27.1 million), approximately 31.3% of earnings before taxes, gains or losses on foreign exchange from translation of future income tax assets and liabilities and stock option expense, which are not subject to taxation, deductible, or likely to be utilized (three months ended March 31, 2009 – 13.1%).

The higher effective tax rate in the first quarter of 2010 is primarily due to increased taxable foreign exchange gains denominated in local currency in foreign tax jurisdictions, inflation adjustments in certain foreign tax jurisdictions and the impact of the increase in the Mexican income tax rate from 28% to 30%. The lower effective tax rate in the first quarter of 2009 was primarily due to additional tax benefits recognized from the harmonization of the Ontario corporate income tax with the Federal tax system and the final settlement of certain tax audit issues. Adjusted for these and other items, the effective tax rate for the three months ended March 31, 2010 and 2009 would be 28.4% and 25.5%, respectively.

GOLDCORP | 30

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

NON-CONTROLLING INTERESTS

The non-controlling interests at March 31, 2010 relates to Goldcorp’s non-wholly owned subsidiary, Terrane, in which Goldcorp holds a 65% interest. There was no change in Goldcorp’s ownership percentage in Terrane during the three months ended March 31, 2010.

The non-controlling interests’ share of the net loss for Terrane for the three months ended March 31, 2010 amounted to $0.4 million (three months ended March 31, 2009 – net earnings of $0.3 million).

On March 25, 2010, Terrane announced that it had entered into a bought-deal financing agreement with a syndicate of underwriters for the purchase of 63,637,000 Units which will be sold to the public at a price of $1.10 per Unit for gross proceeds of $70.0 million. Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of Terrane at a price of $1.50 per share for a period of 12 months from closing. Concurrent with the issuance of Units to the underwriters, 27,273,000 Units would be issued at the same price on a non-brokered private placement basis to Goldcorp for gross proceeds of $30.0 million. Both financing deals closed on April 16, 2010. This resulted in a decrease of Goldcorp’s interest in Terrane to 58.2% (fully-diluted basis – 52.4%).

Terrane has also granted the underwriters an over-allotment option to purchase an additional 9,545,550 Units in whole or in part, for a period of 30 days following the closing date, for the same price for gross proceeds of $10.5 million. In the event that this option is exercised in full, Goldcorp’s ownership interest would remain greater than 50% and the Company would retain control over Terrane and continue to consolidate the results of Terrane.

NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION

The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs (by-product) per gold ounce to operating expenses per the consolidated financial statements for the three months ended March 31:

	2010	2009
Operating expenses per consolidated financial statements (1)	$301.4	$258.6
Treatment and refining charges on concentrate sales	4.5	5.6
By-product silver and copper sales, and other	(123.4)	(78.0)
Alumbrera export retention (2)	-	(9.1)
Realized loss on foreign currency, heating oil and copper contracts	2.3	-
Non-cash adjustments and other	-	(2.5)
Total cash costs (by-product)	$184.8	$174.6
Divided by ounces of gold sold	569,100	605,300
Total cash costs (by-product) per gold ounce(3)	$325	$288

(1)	$22.0 million in royalties for the three months ended March 31, 2010 are included in operating expenses per the consolidated financial statements (three months ended March 31, 2009 - $6.6 million).

(2)	Export retention taxes paid by Alumbrera have been included in cash costs effective January 1, 2010.

(3)
If silver and copper for Marlin and Alumbrera, respectively, were treated as co-products, total cash costs would be $433 per ounce of gold for the three months ended March 31, 2010 (three months ended March 31, 2009 - $354).

GOLDCORP | 31

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings (loss) attributable to shareholders of Goldcorp per the consolidated financial statements for the three months ended March 31:

	2010	2009
Net earnings (loss) attributable to shareholders of Goldcorp per consolidated financial statements	$(52.3)	$290.9
Foreign exchange loss (gain) on translation of future income tax liabilities	211.8	(121.4)
Realized foreign exchange gain on translation of current taxes payable on disposition of Silver Wheaton shares	(0.7)	-
Unrealized gain on non-hedge derivatives, net of tax	(10.4)	(0.6)
Gain on securities, net of tax	-	(0.3)
Dilution loss	-	0.7
Loss on disposition of mining interest, net of tax	8.2	-
Transactions costs related to the acquisitions of the Camino Rojo and El Morro projects, net of tax	6.5	-
Adjusted net earnings	$163.1	$169.3
Weighted average shares outstanding (000’s)	733,760	729,751
Adjusted net earnings per share	$0.22	$0.23

GOLDCORP | 32

First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no significant change in the Company’s exposure to credit risk and its objectives and policies for managing these risks during the three months ended March 31, 2010.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the three months ended March 31, 2010, the Company generated operating cash flows of $314.4 million (three months ended March 31, 2009 - $298.1 million).

At March 31, 2010, Goldcorp held cash and cash equivalents of $392.6 million (December 31, 2009- $874.6 million) and had working capital of $572.4 million (December 31, 2009 - $866.5 million).

On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. At March 31, 2010, the amount outstanding under this credit facility was $450.0 million. On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million. On January 7, 2010, this credit facility was extended to May 7, 2010. Terrane and the Company have agreed to work towards extending the credit facility for another year to May 7, 2011. At March 31, 2010, the amount outstanding was C$17.5 million ($17.2 million). In April 2010, Barrick and Goldcorp finalized the terms for $1.035 billion in project financing for Pueblo Viejo ($414.0 million – Goldcorp’s share), divided into two tranches of $775.0 million and $260.0 million with tenors of fifteen years and twelve years, respectively.

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First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2010:

	March 31, 2010					December 31 2009
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$417.8	$-	$-	$-	$417.8	$382.0
Current derivative liabilities (note 9(a))	7.6	-	-	-	7.6	11.4
Debt re-payments (principal portion)	17.2	450.0	862.5	-	1,329.7	879.2
Interest payments on convertible senior notes	17.2	34.5	25.9	-	77.6	88.9
Capital expenditure commitments	129.8	28.1	-	-	157.9	172.3
Minimum rental and lease payments	1.5	3.4	3.2	2.6	10.7	11.5
Reclamation and closure cost obligations	23.9	37.3	20.8	435.4	517.4	523.5
	$615.0	$553.3	$912.4	$438.0	$2,518.7	$2,068.8

At March 31, 2010, the Company had letters of credit outstanding and secured deposits in the amount of $275.7 million (December 31, 2009 - $270.9 million).

In the opinion of management, the working capital at March 31, 2010, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for the remainder of 2010 with a focus on commissioning Peñasquito in the third quarter of 2010 and further developing Pueblo Viejo are forecasted to be approximately $1.3 billion. These expenditures will be funded partly by available cash balances, cash flows from operations, and available funding under the $1.5 billion revolving credit facility and $1.035 billion project financing finalized in April 2010 for Pueblo Viejo ($414.0 million – Goldcorp’s share).

For the periods beyond 2010, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

Market Risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Chilean pesos, Guatemalan quetzals and Honduran lempiras. The appreciation of non-US dollar currencies against the US dollar can increase the costs of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, value-added taxes and insurance receivables. At March 31, 2010, the Company had $4.3 billion of future income tax liabilities, net, which arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, Gold Eagle in the third quarter of 2008 and the Camino Rojo and El Morro projects during the first quarter of 2010 which are denominated in local currencies. The future income tax liabilities are considered monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in earnings for the period.

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First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at March 31, 2010:

March 31, 2010	Cash and cash equivalents	Accounts receivable and other current and long-term assets	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Current debt	Future income tax assets (liabilities)
Canadian dollar	$3.6	$13.5	$(136.5)	$(141.7)	$(17.2)	$(1,695.1)
Mexican peso	6.6	95.6	(34.2)	(140.9)	-	(2,113.0)
Argentinean peso	1.6	15.8	(54.2)	(49.2)	-	(102.7)
Chilean peso	-	7.0	-	(8.7)	-	(378.4)
Guatemalan quetzal	4.3	2.9	(0.1)	(22.1)	-	29.0
Honduran lempira	0.3	1.3	1.7	(0.4)	-	0.5
	$16.4	$136.1	$(223.3)	$(363.0)	$(17.2)	$(4,259.7)

December 31, 2009	Cash and cash equivalents	Accounts receivable and other current and long-term assets	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Current debt	Future income tax liabilities
Canadian dollar	$4.0	$10.8	$(167.5)	$(152.0)	$(16.7)	$(1,216.9)
Mexican peso	9.5	86.1	3.2	(128.9)	-	(2,371.7)
Argentinean peso	1.0	17.8	(49.8)	(55.5)	-	(107.5)
Guatemalan quetzal	3.5	12.1	-	(23.3)	-	(12.3)
Honduran lempira	0.7	-	1.7	(1.6)	-	(4.3)
	$18.7	$126.8	$(212.4)	$(361.3)	$(16.7)	$(3,712.7)

During the three months ended March 31, 2010, the Company recognized a loss of $212.2 million on foreign exchange (three months ended March 31, 2009 - gain of $116.7 million). Of this amount, $211.8 million resulted from the translation of future income taxes denominated in currencies other than US dollars (three months ended March 31, 2009 - gain of $121.4 million). Based on the above net exposures at March 31, 2010, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $320.3  million increase or decrease in the Company’s after-tax net earnings, respectively.

During the three months ended March 31, 2010, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts (note 9(a)). These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% and 30% of its annual Canadian dollar and Mexican peso operating expenditures over the next twelve months and subsequent thirteen to twenty four months, respectively.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. There has been no significant change in the Company’s exposure to interest rate risk and its objectives and policies for managing these risks during the three months ended March 31, 2010.

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First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

(iii)	Price risk

Price risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no significant change in the Company’s exposure to price risk and its objectives and policies for managing these risks during the three months ended March 31, 2010.

OTHER RISKS AND UNCERTAINTIES

There were no changes to the Company’s exposure to risks and other uncertainties as described in the 2009 year end “Management’s Discussion and Analysis”.

CHANGE IN ACCOUNTING POLICY

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 – Business Combinations (“Section 1581”) and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The Company early adopted these sections effective January 1, 2010.

Under Section 1582, business combinations are accounted for under the “acquisition method”, compared to the “purchase method” previously required by Section 1581. The significant changes that result from applying the acquisition method of Section 1582 include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under Section 1581, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under Section 1581, these costs were capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under Section 1581, only the controlling interest’s portion was recorded at fair value; and (vi) non-controlling interests are recorded at their proportionate share of fair value of identifiable net assets acquired, whereas under Section 1581, non-controlling interests were recorded at their share of carrying value of net assets acquired.

Under Section 1602, non-controlling interests are measured at 100% of the fair value of identifiable net assets acquired. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of equity. In addition, Section 1602 changes the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under Section 1602, accumulated losses attributable

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First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

 to non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of Section 1602 have been applied prospectively with the exception of the presentation and disclosure provisions, which have been applied for all prior periods presented in the financial statements. The presentation and disclosure provisions resulted in the classification of non-controlling interests as a separate component of equity on the balance sheet amounting to $270.6 million as at March 31, 2010 (December 31, 2009 - $51.1 million).

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s 2009 annual consolidated financial statements describes all of the Company’s significant accounting policies.

Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of mining ore stacked on its leach pads and in process at certain of its mines as heap leach ore and work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of heap leach ore and work-in-process inventories include quantities of ore stacked on leach pads, recoverable ounces of gold contained in ore stacked on leach pads, recoverable ounces of gold in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its heap leach ore and work-in-process inventories, which would reduce the Company’s earnings and working capital. At March 31, 2010, the average costs of inventories are significantly below their net realizable values.

Mining Interests

The Company records mining interests at cost. In accordance with Canadian GAAP, the Company capitalizes production expenditures net of revenues received during the period prior to reaching operating levels intended by management as part of the costs of mining properties. Exploration costs are expensed as incurred to the date of establishing that costs incurred are economically recoverable, at which time exploration costs are capitalized and included in the carrying amount of the related property.

A significant portion of the Company’s mining properties is depleted using the unit-of-production method. Under the unit-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For producing properties, this assessment is based on the expected undiscounted future net cash flows to be generated from the mines. For non-producing properties, this assessment is based on whether factors that indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the

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First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s earnings and net assets. At March 31, 2010, the Company assessed the change in factors which may indicate a need for impairment at each of its mining properties, which indicated that the properties’ estimated undiscounted net cash flows are in excess of their carrying values.

Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.

Goodwill and Impairment Testing

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities assigned to the reporting unit.

The Company performs an impairment test, on an annual basis, to determine whether the carrying amounts of goodwill are no longer recoverable. To accomplish this, the Company compares the reporting units’ fair values to their carrying amounts. If a reporting unit’s carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to the carrying amount, and any excess of the carrying amount over the fair value is charged to earnings. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. This annual test is performed at December 31 of each fiscal year. At the end of each period, the Company reviews its reporting units to determine whether current events and circumstances indicate that the carrying amount of goodwill may not be recoverable. A review of the Company’s reporting units at March 31, 2010 indicated that no such impairment indicator exists.

Reclamation and Closure Cost Obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Canadian GAAP requires the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements which result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the unit-of-production method. If the estimates of costs or of recoverable reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties or increase the amount of future depletion expense. A write-down of the carrying amounts of mining properties due to changes in estimates of costs will have a corresponding impact to the associated liabilities and no impact to net assets. An increase to future depletion expense due to a reduction in the amount of reserves expected to be recovered would reduce the Company’s earnings and net assets.

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive

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First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning strategies if the strategies are feasible and implementable without significant obstacles.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of future income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded at March 31, 2010.

Foreign Currency Translation

The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies that are not measured at fair value are translated using the rates of exchange at the transaction dates; non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; income statement items denominated in foreign currencies are translated using the average monthly exchange rates; and the resulting foreign exchange gains and losses are included in earnings. Of the $212.2 million loss on foreign exchange recognized during the three months ended March 31, 2010, $211.8 million related to the translation of future income taxes primarily denominated in Canadian dollar and Mexican peso.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Accounting policies to be implemented effective January 1, 2011

In June 2009, the CICA amended Handbook Section 3855 – Financial Instruments – Recognition and Measurement (“Section 3855”) to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted. At March 31, 2010, the Company had no debt instruments to which the Section 3855 amendments would be applicable.

On December 24, 2009, the CICA issued EIC Abstract 175 – Multiple deliverable revenue arrangements (“EIC-175”). EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. The Company does not anticipate early adopting EIC-175. The Company plans to adopt revenue recognition principles in accordance with IFRS effective January 1, 2011 and does not anticipate that this adoption will have a material impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. The Company will issue its first annual and interim consolidated financial statements prepared under IFRS for its fiscal year ended December 31, 2011 and three months ended March 31, 2011, respectively, with restatement of comparative information presented.

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First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

The four phases of the Company’s transition plan to IFRS are as follows: scoping and planning (“phase 1”), detailed assessment (“phase 2”), operations implementation (“phase 3”) and post implementation (“phase 4”). Phases 1 and 2 have been completed. The first stage of phase 3, the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter, was completed in March 2010. The implementation of changes to the reporting and system processes to support preparation of the IFRS opening balance sheet at January 1, 2010 will be completed and the review and approval of the changes implemented will be finalized during the second quarter of 2010. The second stage of phase 3, ongoing training for key personnel, identification and documentation of impact and required changes to, and ensuring the effectiveness of, the Company’s internal control environment and disclosure controls and procedures, will be conducted throughout 2010. Phase 4 will be carried out throughout 2011.

Management is in the process of quantifying the financial statement impacts of key differences between the Company’s current accounting polices under Canadian GAAP and those it expects to apply in preparing its first IFRS financial statements. In addition to those previously identified and disclosed, management has identified one additional difference as follows:

•
Under IFRS 5 – Non-current Assets Held for Sale and Discontinued Operation (“IFRS 5”), an asset is classified as held for sale when the asset is expected to be disposed of through a sale transaction within one year, management is committed to a plan to sell the asset and is actively marketing the asset at a price that is reasonable in comparison to its current market value and locating a buyer and actions required to complete management’s plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. IFRS 5 applies to investments in associates and jointly controlled entities. Accordingly, Goldcorp’s investment in El Limón will be classified as an “asset held for sale” for the purpose of the IFRS opening balance sheet at January 1, 2010. Under Canadian GAAP, the classification of an asset as “held for sale” does not apply to an investment accounted for using the equity method and therefore Goldcorp’s investment in El Limón continued to be included as part of the mining interests balance at December 31, 2009.

The International Accounting Standards Board (“IASB”) continues to amend and add to current IFRS standards with several projects underway. The Company’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impacts of these changes on the Company and its financial statements, including expected dates of when such impacts are effective.

OUTLOOK

The Company expects to produce 2.6 million ounces of gold at an average by-product cash cost of $350 per ounce and co-product cash cost of $450 per ounce in 2010. Forecast production increases at most of Goldcorp’s mines are expected to be offset by the planned declines in El Sauzal as the mine approaches the end of its life, and at Porcupine with the processing of low-grade stockpiled ore at the Pamour pit. Gold production levels on a quarterly basis are expected to ramp up steadily throughout 2010. Assumptions used to forecast total cash costs for 2010 include a gold price of $1,000 per ounce, by-product prices of $16.00 per ounce for silver, $2.75 per pound for copper, and $0.80 per pound for zinc and lead, an oil price of $80.00 per barrel and the Canadian dollar and Mexican peso at 1.05 and 13.00 respectively, to the US dollar.

Capital expenditures for 2010 are forecast at $1.6 billion, including $0.5 billion for Pueblo Viejo, $0.3 billion for Peñasquito, $0.2 billion for Red Lake and $0.1 billion for Porcupine. Exploration expenditures in 2010 are expected to amount to $145.0 million, of which approximately one-half will be expensed, with efforts focused on replacing reserves mined throughout the year. Corporate administration expense, excluding stock based compensation expense, is forecast at $95.0 million for the year. Depreciation and depletion expense is expected to be $598.0 million, and the Company expects an overall effective tax rate of 32% for the remainder of 2010.

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First Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures.  Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any control system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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(in United States dollars, tabular amounts in millions, except where noted)

Limitation on scope of design

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, a proportionately consolidated entity in which the Company has a 37.5% interest, as the Company does not have the ability to dictate or modify controls at the entity. Alumbrera constitutes 3% of net assets and total assets, and 20% of earnings from operations of the unaudited interim consolidated financial statement amounts as of and for the three months ended March 31, 2010. Included in the net loss of $52.7 million for the three months ended March 31, 2010 is $37.3 million of net earnings from Alumbrera.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop material forward-looking statements are disclosed throughout this document.  Forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the successful integration of acquisitions; risks related to international operations; risks related to joint venture operations; risks related to general economic conditions and credit availability, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of metals including gold, silver and copper; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, actual resolutions of legal and tax matters, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2009, dated March 11, 2010, and other continuous disclosure documents filed by Goldcorp available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

GOLDCORP | 42

First Quarter Report – 2010

Consolidated Statements of Earnings (loss)

(United States dollars in millions, except for share and per share amounts – Unaudited)
		Three Months Ended March 31
	Note	2010	2009
Revenues	14	$750.3	$624.8
Operating expenses		301.4	258.6
Depreciation and depletion	14	131.3	126.3
Earnings from mine operations		317.6	239.9
Corporate administration (1)		38.4	30.0
Exploration		14.1	8.1
Earnings from operations	14	265.1	201.8
Other income (expenses)
Interest income and other expenses, net		(11.1)	(0.3)
Interest expense and finance fees		(11.7)	(0.5)
Gain on non-hedge derivatives, net	9(a)	13.1	1.0
Gain on securities, net	9(a)	-	0.3
Loss on disposition of mining interest	4	(18.7)	-
Dilution loss, net		-	(0.7)
Gain (loss) on foreign exchange		(212.2)	116.7
		(240.6)	116.5
Earnings before taxes		24.5	318.3
Income and mining taxes	8	(77.2)	(27.1)
Net earnings (loss)		$(52.7)	$291.2
Attributable to:
Shareholders of Goldcorp Inc.		(52.3)	290.9
Non-controlling interests		(0.4)	0.3
Net earnings (loss)		$(52.7)	$291.2

(1) Stock based compensation expense (non-cash item) included in corporate administration	11(b)	$10.2	$9.5

Net earnings (loss) per share
Basic and diluted		$(0.07)	$0.40

Weighted average number of shares outstanding (000’s)	11(d)
Basic		733,760	729,751
Diluted		733,760	733,226

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 43

First Quarter Report – 2010

Consolidated Balance Sheets

 (United States dollars in millions – Unaudited)
	Note	March 31 2010	December 31 2009
Assets
Cash and cash equivalents	13	$392.6	$874.6
Marketable securities	9(a)	25.2	24.9
Accounts receivable		263.3	232.6
Income and mining taxes receivable		11.1	38.4
Future income and mining taxes		1.8	3.6
Inventories and stockpiled ore		380.1	349.4
Other		89.7	78.0
Current assets		1,163.8	1,601.5
Mining interests	6	19,664.9	18,001.3
Deposits on mining interest expenditures		55.8	86.9
Goodwill		761.8	761.8
Stockpiled ore		85.2	93.6
Investments	9(a)	419.8	390.3
Other		13.1	13.3
	14	$22,164.4	$20,948.7
Liabilities
Accounts payable and accrued liabilities		$417.8	$416.4
Income and mining taxes payable		119.2	182.6
Current debt	7	17.2	16.7
Future income and mining taxes		29.6	107.9
Current derivative liabilities	9(a)	7.6	11.4
Current liabilities		591.4	735.0
Income and mining taxes payable		112.9	65.4
Long-term debt	7	1,175.7	719.0
Future income and mining taxes		4,252.4	3,575.2
Reclamation and closure cost obligations		285.6	282.0
Other		28.1	27.8
		6,446.1	5,404.4
Equity
Common shares, share purchase warrants, stock options, restricted share units and equity component of convertible senior notes		12,926.0	12,908.9
Retained earnings		2,260.2	2,345.5
Accumulated other comprehensive income	12	261.5	238.8
Shareholders’ equity		15,447.7	15,493.2
Non-controlling interests		270.6	51.1
		15,718.3	15,544.3
		$22,164.4	$20,948.7

Commitments and contingencies (notes 5(b), 9(b), 15 & 16(c))

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 44

First Quarter Report – 2010

Consolidated Statements of Cash Flows

 (United States dollars in millions – Unaudited)
		Three Months Ended March 31
	Note	2010	2009
Operating Activities
Net earnings (loss)		$(52.7)	$291.2
Reclamation expenditures		(6.1)	(4.2)
Gain on securities, net		-	(0.3)
Items not affecting cash
Depreciation and depletion	14	131.3	126.3
Stock based compensation expense		10.2	9.5
Accretion on convertible senior notes		6.7	-
Unrealized gains on non-hedge derivatives		(15.4)	(0.9)
Loss on disposition of mining interest		18.7	-
Dilution loss		-	0.7
Future income and mining taxes		(103.7)	(1.8)
Unrealized gain on foreign exchange and other		218.8	(117.2)
Change in non-cash working capital	13	106.6	(5.2)
Cash provided by operating activities		314.4	298.1
Investing Activities
Acquisitions, net of cash acquired	13	(795.3)	-
Expenditures on mining interests	14	(300.8)	(260.2)
Deposits on mining interest expenditures	14	(17.0)	(94.2)
Proceeds on disposition of mining interest	4	47.4	-
Income taxes paid on disposition of Silver Wheaton shares		(148.7)	-
Purchase of securities		(4.0)	(21.5)
Other		(0.9)	0.3
Cash used in investing activities		(1,219.3)	(375.6)
Financing Activities
Debt borrowings		600.0	204.0
Debt repayments		(150.0)	(105.0)
Common shares issued, net		6.2	10.4
Dividends paid to common shareholders		(33.0)	(32.9)
Cash provided by financing activities		423.2	76.5
Effect of exchange rate changes on cash and cash equivalents		(0.3)	(0.5)
Decrease in cash and cash equivalents		(482.0)	(1.5)
Cash and cash equivalents, beginning of period		874.6	262.3
Cash and cash equivalents, end of period		$392.6	$260.8

Supplemental cash flow information (note 13)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 45

First Quarter Report – 2010

Consolidated Statements of Equity

(United States dollars in millions, shares in thousands – Unaudited)

	Common Shares
	Shares	Amount	Share Purchase Warrants	Stock Options and Restricted Share Units	Equity Component of Convertible Senior Notes	Retained Earnings	Accumulated Other Comprehensive Income	Attributable to Shareholders of Goldcorp Inc.	Non-controlling interests	Total
At January 1, 2009	729,600	$12,461.6	$50.0	$113.6	$-	$2,237.0	$96.9	$14,959.1	$51.2	$15,010.3
Stock options exercised and restricted share units issued and vested	3,957	118.2	-	(38.5)	-	-	-	79.7	-	79.7
Fair value of stock options and restricted share units issued and vested	-	-	-	48.1	-	-	-	48.1	-	48.1
Equity component of convertible senior notes issued, net of issue costs, net of tax	-	-	-	-	155.9	-	-	155.9	-	155.9
Change in ownership interest in Terrane	-	-	-	-	-	-	-	-	1.9	1.9
Dividends declared	-	-	-	-	-	(131.7)	-	(131.7)	-	(131.7)
Net earnings	-	-	-	-	-	240.2	-	240.2	(2.0)	238.2
Other comprehensive income	-	-	-	-	-	-	141.9	141.9	-	141.9
At December 31, 2009	733,557	12,579.8	50.0	123.2	155.9	2,345.5	238.8	15,493.2	51.1	15,544.3
Stock options exercised and restricted share units issued and vested	320	8.8	- -	(2.3)	-	-	-	6.5	-	6.5
Fair value of stock options and restricted share units issued and vested (note 11(b))	-	-	-	10.6	-	-	-	10.6	-	10.6
Non-controlling interests in the El Morro project (note 5(b))	-	-	-	-	-	-	-	-	219.9	219.9
Dividends declared	-	-	-	-	-	(33.0)	-	(33.0)	-	(33.0)
Net loss	-	-	-	-	-	(52.3)	-	(52.3)	(0.4)	(52.7)
Other comprehensive income	-	-	-	-	-	-	22.7	22.7	-	22.7
At March 31, 2010	733,877	$12,588.6	$50.0	$131.5	$155.9	$2,260.2	$261.5	$15,447.7	$270.6	$15,718.3

Shareholders’ equity (note 11)
Accumulated other comprehensive income (note 12)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 46

First Quarter Report – 2010

Consolidated Statements of Comprehensive Income (loss)

(United States dollars in millions – Unaudited)
	Three Months Ended March 31
	2010	2009
Net earnings (loss)	$(52.7)	$291.2
Other comprehensive income:
Gain on available-for-sale securities, net of tax expense of $2.4 million (2009 – $6.0 million)(note 9(a))	22.7	26.8
Comprehensive income (loss)	$(30.0)	$318.0
Attributable to:
Shareholders of Goldcorp Inc.	$(29.6)	317.7
Non-controlling interests	(0.4)	0.3
	$(30.0)	$318.0

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 47

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2010

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in the operating, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, copper and silver.

At March 31, 2010, the Company’s producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the San Dimas gold/silver and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States. Significant development projects include the Peñasquito gold/silver/lead/zinc, Noche Buena gold/silver and the Camino Rojo gold/silver projects in Mexico; the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Blanco gold/silver and Escobal silver projects in Guatemala; the El Morro gold/copper project (70% interest) in Chile and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 65% interest in Terrane Metals Corp. (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold/copper project in Canada (note 16(a)).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2009, except as described in note 3. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2009, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at March 31, 2010 and results of its operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. All figures are in United States dollars (“US dollars”) unless otherwise noted. References to C$ are to Canadian dollars. The principal mining properties of Goldcorp and their geographic locations at March 31, 2010, are listed below:

Mining properties	Location	Ownership interest	Status	Operations and development projects owned
Red Lake Gold Mines (“Red Lake”)	Canada	100%	Consolidated	Red Lake and Campbell complexes, and Cochenour project
Porcupine Mines (“Porcupine”)	Canada	100%	Consolidated	Porcupine mines and Hollinger project
Musselwhite Mine (“Musselwhite”)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Consolidated	Éléonore project
Terrane Metals Corp. (“Terrane”)	Canada	65%	Consolidated	Mt Milligan project and certain other Canadian exploration interests
San Dimas Mines (“San Dimas”)	Mexico	100%	Consolidated	San Dimas mines
Los Filos Mines (“Los Filos”)	Mexico	100%	Consolidated	Los Filos mines

GOLDCORP | 48

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Mining properties	Location	Ownership interest	Status	Operations and development projects owned
Minas de la Alta Pimeria SA de CV (“El Sauzal”)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV and Canplats Mexico S.A. de C.V. (“Peñasquito”)	Mexico	100%	Consolidated	Peñasquito, Noche Buena and Camino Rojo (note 5(a)) projects
Montana Exploradora de Guatemala SA (“Marlin”)	Guatemala	100%	Consolidated	Marlin mine
Entre Mares de Guatemala SA (“Cerro Blanco”)	Guatemala	100%	Consolidated	Cerro Blanco and Escobal projects
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture
Marigold Mining Company (“Marigold”)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture
Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	Consolidated	El Morro project (note 5(b))
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Accounted for using the equity method	Pueblo Viejo project
Minerales Entre Mares de Honduras SA (“San Martin”)	Honduras	100%	Consolidated	San Martin mine (in reclamation)

Intercompany transactions and resulting balances with the Company’s subsidiaries have been eliminated. Intercompany transactions and resulting balances with the Company’s joint ventures have been eliminated to the extent of the Company’s interests. There were no intercompany transactions and balances with the Company’s equity method investee for the three months ended and as at March 31, 2010.

3.	CHANGES IN ACCOUNTING POLICIES

Accounting policies implemented effective January 1, 2010

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 – Business Combinations (“Section 1581”) and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The Company early adopted these sections effective January 1, 2010.

Under Section 1582, business combinations are accounted for under the “acquisition method”, compared to the “purchase method” previously required by Section 1581. The significant changes that result from applying the acquisition method of Section 1582 include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under Section 1581, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under Section 1581, these costs were capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less

GOLDCORP | 49

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

than 100% is obtained, whereas under Section 1581, only the controlling interest’s portion was recorded at fair value; and (vi) non-controlling interests are recorded at their proportionate share of fair value of identifiable net assets acquired, whereas under Section 1581, non-controlling interests were recorded at their share of carrying value of net assets acquired.

Under Section 1602, non-controlling interests are measured at 100% of the fair value of identifiable net assets acquired. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of equity. In addition, Section 1602 changes the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under Section 1602, accumulated losses attributable to non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of Section 1602 have been applied prospectively with the exception of the presentation and disclosure provisions, which have been applied for all prior periods presented in the financial statements. The presentation and disclosure provisions resulted in the classification of non-controlling interests as a separate component of equity on the balance sheet amounting to $270.6 million as at March 31, 2010 (December 31, 2009 - $51.1 million).

Accounting policies to be implemented effective January 1, 2011

In June 2009, the CICA amended Handbook Section 3855 – Financial Instruments – Recognition and Measurement (“Section 3855”) to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted. At March 31, 2010, the Company had no debt instruments to which the Section 3855 amendments would be applicable.

On December 24, 2009, the CICA issued EIC Abstract 175 – Multiple deliverable revenue arrangements (“EIC-175”). EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. The Company does not anticipate early adopting EIC-175. The Company plans to adopt revenue recognition principles in accordance with IFRS effective January 1, 2011 and does not anticipate that this adoption will have a material impact on the Company’s consolidated financial statements.

4.	DISPOSITION OF MINING INTERESTS

On February 10, 2010, Goldcorp entered into an agreement with Gleichen Resources Ltd. (“Gleichen”) for the sale of Goldcorp’s 21.2% interest in the Morelos gold project in Mexico (“El Limón”) in exchange for C$52.0 million ($49.3 million) in cash. This transaction was completed on February 24, 2010. Total selling costs amounted to $1.9 million. The Company recognized a loss of $18.7 million as a result of this transaction (note 6(e)).

GOLDCORP | 50

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

5.	BUSINESS COMBINATIONS

(a)	Acquisition of Canplats Resources Corporation

On November 16, 2009, Goldcorp entered into an agreement as amended on December 23, 2009 and December 29, 2009 with Canplats Resources Corporation (“Canplats”) to acquire all of the issued and outstanding common shares of Canplats for consideration of C$4.80 per common share outstanding at the closing date. This transaction was completed on February 4, 2010 for total consideration paid by the Company of C$306.6 million ($289.0 million) in cash. As a result of this transaction, Goldcorp now holds a 100% interest in the Camino Rojo gold/silver project in Mexico (“the Camino Rojo project”). The Camino Rojo project is located approximately 50 kilometers southeast of Goldcorp’s Peñasquito project in Mexico. This transaction has been accounted for as a business combination in accordance with Section 1582 (note 3), using the acquisition method, with Goldcorp as the acquirer. The assets acquired and liabilities assumed have been assigned to and included in the Peñasquito reporting unit (notes 6(b) & 14).

The allocation of the purchase price has not been finalized as at the date these financial statements were issued as management is in the process of determining the fair values of identifiable assets acquired and liabilities assumed. A provisional allocation of the purchase price is as follows:

Purchase price:
Cash	$289.0

Net assets acquired:
Cash and cash equivalents	$3.2
Other current assets	0.4
Mining interests	392.0
Current liabilities	(0.4)
Future income tax liabilities	(106.2)
$289.0

The Company’s management anticipates that there will be no resulting goodwill. Total transaction costs expensed during the three months ended March 31, 2010 relating to the acquisition amounted to $4.3 million, included in interest income and other expenses.

The net loss for the Camino Rojo project for the period between February 4, 2010 and March 31, 2010 included in these consolidated interim financial statements amounted to $nil. There would be no impact to the net loss for the Company for the three months ended March 31, 2010, had the acquisition of Canplats occurred on January 1, 2010.

(b)	Acquisition of interest in Sociedad Contractual Minera El Morro

On January 7, 2010, a subsidiary of New Gold Inc. (“New Gold”) exercised the right of first refusal pursuant to the El Morro Shareholders Agreement. The right of first refusal came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) entered into an agreement with Xstrata Copper Chile S.A. (“Xstrata”) to acquire Xstrata’s 70% interest in Sociedad Contractual Minera El Morro (“SCM”), the owner of the El Morro gold/copper project in Chile (“the El Morro project”). The acquisition of Xstrata’s 70% interest in SCM by the New Gold subsidiary was completed on February 16, 2010. Following this transaction, Goldcorp acquired the New Gold subsidiary in exchange for total consideration of $513.0 million. As a result of these transactions, Goldcorp now holds a 70% interest in the El Morro project with the remaining 30% held by New Gold.

Goldcorp, as the project operator, has agreed to fund, through interest bearing loans, New Gold’s share of development and construction costs until intended operating levels are achieved. The amounts outstanding will be repaid to the Company during the production period of the El Morro project. The acquisition of the 70% interest in SCM has been accounted for as a business combination in accordance with Section 1582 (note 3), using the acquisition method with Goldcorp as the acquirer.

GOLDCORP | 51

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

The allocation of the purchase price has not been finalized as at the date these financial statements were issued as management is in the process of determining the fair values of identifiable assets acquired and liabilities assumed. A provisional allocation of the purchase price is as follows:

Purchase price:
Cash	$513.0

Net assets acquired:
Cash and cash equivalents	3.5
Other current assets	1.9
Mining interests	1,107.0
Other non-current assets	5.1
Current liabilities	(3.1)
Future income tax liabilities	(376.4)
Other non-current liabilities	(5.1)
Non-controlling interests	(219.9)
$513.0

The Company’s management anticipates that there will be no resulting goodwill. Total transaction costs expensed during the three months ended March 31, 2010 relating to the acquisition amounted to $5.3 million, included in interest income and other expenses.

The net loss for the El Morro project for the period between February 16, 2010 and March 31, 2010 included in these consolidated interim financial statements amounted to $nil. There would be no impact to the net loss for the Company for the three months ended March 31, 2010, had the acquisition of the 70% interest in SCM occurred on January 1, 2010.

On January 13, 2010, Goldcorp received a statement of claim filed by Barrick against Goldcorp, New Gold and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal by a New Gold subsidiary in respect of the El Morro project. During March 2010, Barrick filed a motion to amend its claim to add various Xstrata entities as defendants, which is scheduled to be heard by the court on May 20, 2010. The Company’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and intends to defend Goldcorp against Barrick’s claim.

GOLDCORP | 52

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

6.	MINING INTERESTS
	March 31, 2010			December 31, 2009
	Cost	Accumulated depreciation and depletion	Net book value	Cost	Accumulated depreciation and depletion	Net book value
Mining properties	$18,288.1	$(1,184.1)	$17,104.0	$16,614.3	$(1,108.3)	$15,506.0
Plant and equipment	3,234.7	(673.8)	2,560.9	3,120.0	(624.7)	2,495.3
	$21,522.8	$(1,857.9)	$19,664.9	$19,734.3	$(1,733.0)	$18,001.3

A summary by property of the net book value is as follows:

	Mining properties
	Depletable	Non-depletable	Total	Plant and equipment	March 31 2010	December 31 2009
Red Lake	$382.8	$2,107.5	$2,490.3	$299.4	$2,789.7	$2,776.3
Porcupine	154.5	101.9	256.4	159.5	415.9	422.3
Musselwhite	105.8	130.4	236.2	162.8	399.0	389.6
Éléonore	-	851.6	851.6	-	851.6	832.9
Terrane (a)	-	198.5	198.5	0.4	198.9	197.8
San Dimas	32.2	-	32.2	6.2	38.4	35.7
Los Filos	450.6	77.4	528.0	204.7	732.7	732.9
El Sauzal	111.7	55.6	167.3	10.0	177.3	189.5
Peñasquito (b)	-	9,116.8	9,116.8	1,412.2	10,529.0	10,016.4
Mexican exploration projects	-	167.3	167.3	-	167.3	167.3
Marlin	570.4	125.0	695.4	55.5	750.9	763.2
Cerro Blanco	-	64.0	64.0	-	64.0	59.6
Alumbrera	331.9	-	331.9	165.7	497.6	511.8
Marigold	89.7	77.2	166.9	49.4	216.3	218.9
Wharf	6.4	-	6.4	7.4	13.8	14.6
El Morro (c)	-	1,109.3	1,109.3	-	1,109.3	-
Corporate and other	-	-	-	27.7	27.7	28.6
	$2,236.0	$14,182.5	$16,418.5	$2,560.9	$18,979.4	$17,357.4
Investments accounted for using the equity method
Pueblo Viejo (d)	-	685.5	685.5	-	685.5	587.1
El Limón (e)	-	-	-	-	-	56.8
	-	685.5	685.5	-	685.5	643.9
	$2,236.0	$14,868.0	$17,104.0	$2,560.9	$19,664.9	$18,001.3

(a)	Included in the carrying amount is capitalized interest incurred during the three months ended March 31, 2010 amounting to $0.3 million (three months ended March 31, 2009 - $0.1 million) (note 7(a)).

(b)
During the three months ended March 31, 2010, the Company capitalized $0.4 million relating to stock options vested during the period (three months ended March 31, 2009 - $1.9 million) (note 11(b)). Included in the carrying amount is the fair value assigned to the Camino Rojo project acquired from Canplats on February 4, 2010 (note 5(a)).

(c)	Included in the carrying amount is capitalized interest incurred during the period from the acquisition date, February 16, 2010, to March 31, 2010 in the amount of $0.5 million (note 7(b)).

(d)
Pueblo Viejo is an exploration/development stage property with no current operations. The carrying amount represents the fair value of the property at the time it was acquired, plus subsequent expenditures which have been invested in property development.

(e)
The El Limón project was disposed of on February 24, 2010. As a result, the net book value of the Company’s investment in El Limón of $56.8 million and the associated future income tax liability balance of $7.9 million were derecognized on February 24, 2010 (note 4).

GOLDCORP | 53

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

7.	CURRENT AND LONG-TERM DEBT
	March 31 2010	December 31 2009
Current debt
C$40 million non-revolving term loan (a)	$17.2	$16.7
Long-term debt
$1.5 billion revolving credit facility (b)	$450.0	$-
$862.5 million convertible senior notes (c)	725.7	719.0
	$1,175.7	$719.0

(a)
On July 8, 2008, Terrane entered into a credit agreement for an 18-month, non-revolving term loan facility of up to C$40 million to further advance Terrane's long lead-time capital equipment procurement program in support of the construction of an open pit mine and 60,000 tonnes per day processing plant at Terrane’s Mt. Milligan project. On January 7, 2010, the credit agreement was extended to May 7, 2010. On March 31, 2010, Terrane had C$17.5 million ($17.2 million) outstanding under prime rate loans with a weighted average annual effective interest rate of 3.4%. This amount is classified as a current liability. Interest incurred and capitalized to mining interests for the three months ended March 31, 2010 amounted to $0.3 million (three months ended March 31, 2009 - $0.1 million) (note 6(a)).

Terrane and the Company have agreed to work towards extending the credit facility for another year to May 7, 2011.

(b)
On May 18, 2007, the Company entered into a $1.5 billion revolving credit facility. The revolving credit facility is unsecured and amounts drawn are required to be refinanced or repaid on or by May 18, 2012. Effective June 1, 2009, amounts drawn incur interest at LIBOR plus 0.25% to 0.70% per annum dependent upon the Company’s debt ratings, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.07% to 0.175% per annum commitment fee dependent on the Company’s debt ratings. Interest and finance fees incurred for the three months ended March 31, 2010 were $0.5 million (three months ended March 31, 2009 - $0.1 million). Of this amount, $0.5 million were capitalized to the El Morro project (three months ended March 31, 2009 - $nil) (note 6(c)).

(c)
On June 5, 2009, the Company issued convertible senior notes (“the notes” or “the Company’s notes”) with an aggregate principal amount of $862.5 million. Interest on the notes is payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, at an annual rate of 2.0%.

Interest expensed for the three months ended March 31, 2010 amounted to $11.0 million, which includes $6.7 million of accretion.

GOLDCORP | 54

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

8.	INCOME AND MINING TAXES
	Three Months Ended March 31
	2010	2009
Current income and mining tax expense	$180.9	$184.2
Future income and mining tax recovery	(103.7)	(157.1)
	$77.2	$27.1

Income tax expense for the three months ended March 31, 2010 and 2009 differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the items noted below:

	Three Months Ended March 31
	2010	2009
Earnings before taxes	$24.5	$318.3
Canadian federal and provincial income tax rates	28.96%	30.91%
Income tax expense based on Canadian federal and provincial income tax rates	7.1	98.4
Increase (decrease) attributable to:
Impact of foreign exchange on future income tax liabilities	60.8	(37.5)
Other impacts of foreign exchange	5.9	(3.1)
Non-deductible expenditures	7.7	5.3
Effects of different foreign statutory tax rates on earnings of subsidiaries	(10.5)	(9.0)
Tax benefit of the harmonization of Ontario corporate income taxes with Canadian federal income taxes	-	(10.2)
Other	6.2	(16.8)
Income tax expense	$77.2	$27.1

GOLDCORP | 55

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

9.	FINANCIAL INSTRUMENTS
(a)	Financial assets and liabilities

The Company’s financial instruments at March 31, 2010 and December 31, 2009 consist of cash, short-term money market investments, marketable securities, accounts receivable, investments in equity securities and warrants, accounts payable and accrued liabilities, current and long-term debt including convertible debt, and foreign currency, heating oil and copper contracts.

Fair values of financial assets and liabilities not already measured and recognized at fair value in the balance sheet

At March 31, 2010, the carrying amounts of accounts receivable not arising from sales of metal concentrates and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The carrying amounts of the Company’s non-revolving term loan and revolving credit facility (notes 7(a) & (b)) approximate the fair values due to their floating interest rates being in line with market interest rates.

On initial recognition, the carrying amount of the liability component of the Company’s notes (note 7(c)) equaled the fair value of the notes on that date. The fair value of the notes was calculated as the Company’s contractual obligation to make principal and interest payments discounted to net present value using the market interest rate on similar borrowings but without the conversion feature on the initial recognition date of June 5, 2009, being 6.33% per annum. The initial carrying amount of the liability component of the notes has been accreted from June 5, 2009 to March 31, 2010 based on the annual effective interest rate of 6.33%. The estimated market interest rate on similar borrowings without the conversion feature has decreased to approximately 4% per annum as at March 31, 2010. Accordingly, the fair value of the liability component of the notes has increased to $801.6 million, compared to a carrying amount of $728.6 million, which includes $2.9 million of accrued interest payable included in accounts payable and accrued liabilities at March 31, 2010.

Marketable securities and investments

The Company’s investments in warrants, classified as held-for-trading, and marketable securities and investments in equity securities classified as available-for-sale are recorded at fair value. At March 31, 2010, the balances outstanding for these instruments and the related gains for the three months then ended were as follows:

	March 31 2010	December 31 2009
Marketable securities
Marketable securities – available-for-sale	$25.2	$24.9

Investments
Equity securities – available-for-sale	$416.8	$388.0
Warrants – held-for-trading	3.0	2.3
	$419.8	$390.3

GOLDCORP | 56

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Three months ended March 31	2010	2009
Available-for-sale securities	Mark-to market gains in OCI	Mark-to-market gains in OCI
Marketable securities	$0.3	$6.1
Investments in equity securities	24.8	26.7
	$25.1	$32.8
Future tax expense in OCI	(2.4)	(6.0)
	$22.7	$26.8

Three months ended March 31	2010	2009
Warrants – held-for-trading	Gains in net loss	Gains in net earnings
Unrealized mark-to-market gains, net of tax of $nil	$-	$0.3

Derivative instruments

(i)	Foreign currency, heating oil and copper contracts

During the three months ended March 31, 2010, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase the respective foreign currencies at pre-determined US dollar amounts. At March 31, 2010, the Company’s outstanding foreign currency contracts which settle and/or expire over the next nine months were as follows:

1.	Canadian dollar forward contracts to sell $36.0 million at 1.06 to the US dollar;

2.	Canadian dollar call options held to sell $78.0 million at 1.07 to the US dollar;

3.	Canadian dollar put options written to buy $78.0 million at 1.09 to the US dollar;

4.	Mexican peso forward contracts to sell $57.0 million at 13.78 to the US dollar;

5.	Mexican peso call options held to sell $84.0 million at 13.25 to the US dollar; and

6.	Mexican peso put options written to buy $84.0 million at 14.70 to the US dollar.

During the three months ended March 31, 2010, the Company entered into heating oil forward contracts that are cash settled by reference to the monthly NYMEX heating oil commodity price. At March 31, 2010, the Company had outstanding forward contracts to purchase 1.4 million gallons of heating oil at an average price of $2.01 per gallon that settle over the next three months.

During the three months ended March 31, 2010, the Company entered into copper forward and option contracts that are cash settled to manage its exposure to copper price volatility. At March 31, 2010, the Company’s outstanding copper contracts which expire over the next six months were as follows:

1.	Forward contracts to sell 6.0 million pounds at an average price of $3.17 per pound;

2.	Options held to sell 21.8 million pounds at an average price of $3.14 per pound; and

3.	Options written to buy 21.8 million pounds at an average price of $3.55 per pound.

GOLDCORP | 57

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

At March 31, 2010 the fair values of derivative contracts outstanding and the gains included in net loss for the three months then ended were as follows:

	March 31 2010	December 31 2009
Current derivative assets, included in other current assets
Foreign currency contracts	$18.0	$6.6
Heating oil forward contracts	0.3	0.2
Copper contracts	1.4	1.3
	19.7	8.1
Current derivative liabilities
Foreign currency contracts	(1.0)	(1.2)
Copper contracts	(6.6)	(10.2)
	(7.6)	(11.4)
	$12.1	$(3.3)

Three months ended March 31	2010	2009
Realized gains (losses) on matured contracts	$(2.3)	$0.1
Unrealized mark-to-market gains on outstanding contracts and reversal of mark-to-market losses on matured contracts	15.4	0.9
Gain on non-hedge derivatives, net	$13.1	$1.0

(ii)	Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at March 31, 2010 or December 31, 2009. Embedded derivatives relating to sales of metal concentrates that are subject to provisional pricing are not required to be accounted for separately as outstanding amounts are measured at fair value at the end of each period.

(b)	Financial instrument risk exposure

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no significant change in the Company’s exposure to credit risk and its objectives and policies for managing these risks during the three months ended March 31, 2010.

GOLDCORP | 58

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the three months ended March 31, 2010, the Company generated operating cash flows of $314.4 million (three months ended March 31, 2009 - $298.1 million).

At March 31, 2010, Goldcorp held cash and cash equivalents of $392.6 million (December 31, 2009- $874.6 million) and had working capital of $572.4 million (December 31, 2009 - $866.5 million).

On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. At March 31, 2010, the amount outstanding under this credit facility was $450.0 million. On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million. On January 7, 2010, this credit facility was extended to May 7, 2010. Terrane and the Company have agreed to work towards extending the credit facility for another year to May 7, 2011. At March 31, 2010, the amount outstanding was C$17.5 million ($17.2 million). In April 2010, Barrick and Goldcorp finalized the terms for $1.035 billion in project financing for Pueblo Viejo ($414.0 million – Goldcorp’s share), divided into two tranches of $775.0 million and $260.0 million with tenors of fifteen years and twelve years, respectively (note 16(b)).

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2010:

	March 31, 2010					December 31 2009
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$417.8	$-	$-	$-	$417.8	$382.0
Current derivative liabilities (note 9(a))	7.6	-	-	-	7.6	11.4
Debt re-payments (principal portion)	17.2	450.0	862.5	-	1,329.7	879.2
Interest payments on convertible senior notes	17.2	34.5	25.9	-	77.6	88.9
Capital expenditure commitments	129.8	28.1	-	-	157.9	172.3
Minimum rental and lease payments	1.5	3.4	3.2	2.6	10.7	11.5
Reclamation and closure cost obligations	23.9	37.3	20.8	435.4	517.4	523.5
	$615.0	$553.3	$912.4	$438.0	$2,518.7	$2,068.8

At March 31, 2010, the Company had letters of credit outstanding and secured deposits in the amount of $275.7 million (December 31, 2009 - $270.9 million).

In the opinion of management, the working capital at March 31, 2010, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for the remainder of 2010 with a focus on commissioning Peñasquito in the third quarter of 2010 and further developing Pueblo Viejo are forecasted to be approximately $1.3 billion. These expenditures will be funded partly by available cash balances, cash flows from operations, and available funding under the $1.5 billion revolving credit facility and $1.035 billion project financing finalized in April 2010 for Pueblo Viejo ($414.0 million – Goldcorp’s share) (note 16(b)).

GOLDCORP | 59

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

For the periods beyond 2010, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

Market Risk

(iv)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Chilean pesos, Guatemalan quetzals and Honduran lempiras. The appreciation of non-US dollar currencies against the US dollar can increase the costs of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, value-added taxes and insurance receivables. At March 31, 2010, the Company had $4.3 billion of future income tax liabilities, net, which arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, Gold Eagle in the third quarter of 2008 and the Camino Rojo and El Morro projects during the first quarter of 2010 which are denominated in local currencies. The future income tax liabilities are considered monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in earnings for the period.

The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at March 31, 2010:

March 31, 2010	Cash and cash equivalents	Accounts receivable and other current and long-term assets	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Current debt	Future income tax assets (liabilities)
Canadian dollar	$3.6	$13.5	$(136.5)	$(141.7)	$(17.2)	$(1,695.1)
Mexican peso	6.6	95.6	(34.2)	(140.9)	-	(2,113.0)
Argentinean peso	1.6	15.8	(54.2)	(49.2)	-	(102.7)
Chilean peso	-	7.0	-	(8.7)	-	(378.4)
Guatemalan quetzal	4.3	2.9	(0.1)	(22.1)	-	29.0
Honduran lempira	0.3	1.3	1.7	(0.4)	-	0.5
	$16.4	$136.1	$(223.3)	$(363.0)	$(17.2)	$(4,259.7)

December 31, 2009	Cash and cash equivalents	Accounts receivable and other current and long-term assets	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Current debt	Future income tax liabilities
Canadian dollar	$4.0	$10.8	$(167.5)	$(152.0)	$(16.7)	$(1,216.9)
Mexican peso	9.5	86.1	3.2	(128.9)	-	(2,371.7)
Argentinean peso	1.0	17.8	(49.8)	(55.5)	-	(107.5)
Guatemalan quetzal	3.5	12.1	-	(23.3)	-	(12.3)
Honduran lempira	0.7	-	1.7	(1.6)	-	(4.3)
	$18.7	$126.8	$(212.4)	$(361.3)	$(16.7)	$(3,712.7)

GOLDCORP | 60

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

During the three months ended March 31, 2010, the Company recognized a loss of $212.2 million on foreign exchange (three months ended March 31, 2009 - gain of $116.7 million). Of this amount, $211.8 million resulted from the translation of future income taxes denominated in currencies other than US dollars (three months ended March 31, 2009 - gain of $121.4 million). Based on the above net exposures at March 31, 2010, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $320.3  million increase or decrease in the Company’s after-tax net earnings, respectively.

During the three months ended March 31, 2010, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts (note 9(a)). These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% and 30% of its annual Canadian dollar and Mexican peso operating expenditures over the next twelve months and subsequent thirteen to twenty four months, respectively.

(v)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. There has been no significant change in the Company’s exposure to interest rate risk and its objectives and policies for managing these risks during the three months ended March 31, 2010.

(iii)          Price risk

Price risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no significant change in the Company’s exposure to price risk and its objectives and policies for managing these risks during the three months ended March 31, 2010.

10.    MANAGEMENT OF CAPITAL

There has been no significant change in the Company’s objectives, policies and processes for managing its capital during the three months ended March 31, 2010. At March 31, 2010, the Company expects its capital resources which include the project financing for Pueblo Viejo finalized in April 2010 (note 16(b)) and projected free cash flows from continuing operations to support its normal operating requirements and planned development and exploration of its mineral properties. At March 31, 2010, there was no externally imposed capital requirement to which the Company is subject, which the Company has not complied with.

GOLDCORP | 61

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

11.	SHAREHOLDERS’ EQUITY

At March 31, 2010, the Company had unlimited authorized common shares and 733.9 million common shares issued and outstanding (December 31, 2009 – 733.6 million). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.

(a)	Share purchase warrants

At March 31, 2010, the Company had 9.2 million warrants outstanding (December 31, 2009 – 9.2 million). Of the 9.2 million warrants outstanding, 8.4 million entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 per share and expire on June 9, 2011. These warrants are trading on the Toronto and New York Stock Exchanges. The remaining 0.8 million warrants which were issued pursuant to the acquisition of Gold Eagle in 2008 entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$34.76 per share and expire on June 26, 2011.

(b)	Stock options and Restricted share units

Stock options:

The Company has a 2005 Stock Option Plan which allows for up to 32.5 million stock options, with a maximum exercise period of five years, to be granted to employees and officers. Of the 13.6 million stock options outstanding at March 31, 2010, 12.5 million relate to options granted under the 2005 Stock Option Plan.

A summary of changes in outstanding stock options is as follows:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2009	13,271	$28.85
Granted	5,003	35.73
Exercised	(3,664)	24.20
Cancelled	(541)	37.70
At December 31, 2009	14,069	$32.16
Granted	-	-
Exercised	(304)	19.24
Cancelled	(162)	36.58
At March 31, 2010	13,603	$32.40

The following table summarizes information about the options outstanding at March 31, 2010:

	Options Outstanding			Options Exercisable
Exercise Prices (C$)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$8.06 – $10.45	102	10.45	1.8	102	10.45	1.8
$12.55 – $14.94	104	12.77	1.8	104	12.77	1.8
$16.87 – $19.23	1,946	18.72	4.8	1,946	18.72	4.8
$23.80 – $26.76	1,664	25.64	5.8	1,664	25.64	5.8
$28.84 – $31.93	1,037	30.95	6.1	1,037	30.95	6.1
$33.60 – $35.62	4,865	35.54	4.2	226	33.86	6.3
$37.82 – $39.77	3,885	39.70	3.2	1,174	39.70	3.2
	13,603	$32.40	4.3	6,253	$26.85	4.9

GOLDCORP | 62

First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Restricted share units:

The Company has a Restricted Share Unit (“RSU”) Plan which allows for up to 4.2 million RSUs to be granted to employees and directors.  Each RSU is exercisable into one common share for no additional consideration. RSUs vest over a period of up to three years from the date of issuance.

There were no RSUs issued during the three months ended March 31, 2010. At March 31, 2010, the Company had 0.4 million RSUs outstanding (December 31, 2009 - 0.4 million).

Stock options and Restricted share units:

Total stock options and RSUs vested during the three months ended March 31, 2010 and credited to shareholders’ equity was $10.6 million (three months ended March 31, 2009 - $11.4 million). Of this amount, $0.4 million (three months ended March 31, 2009 - $1.9 million) relates to the development of Peñasquito and is capitalized and included in the carrying amount of the mining property (note 6(b)). The remaining $10.2 million (three months ended March 31, 2009 - $9.5 million) is recorded as stock based compensation expense and included in corporate administration.

(c)	Employee share purchase plan

The Company’s Employee Share Purchase Plan allows Goldcorp employees in Canada to purchase the Company’s common shares through payroll deductions. Employees may contribute up to 6% of their eligible earnings and the Company matches 50% of these contributions. Compensation expense, representing the Company’s contributions measured based on the market price of the underlying common shares at the date of contribution, was $0.8 million for the three months ended March 31, 2010 (three months ended March 31, 2009 - $0.6 million).

(d)	Diluted net earnings (loss) per share

Diluted net earnings (loss) per share is calculated based on the following weighted-average number of shares outstanding:

	Three Months Ended March 31
(in thousands)	2010	2009
Basic weighted-average number of shares outstanding	733,760	729,751
Effect of dilutive securities:
Stock options	-	3,042
Restricted share units	-	388
Share purchase warrants	-	45
Diluted weighted-average number of shares outstanding	733,760	733,226

As a result of a net loss incurred during the three months ended March 31, 2010, the effect of the following securities was anti-dilutive, and therefore excluded from the computation of diluted weighted-average number of shares:

(in thousands)	2010
Stock options	2,530
Restricted share units	389
Share purchase warrants	8,541
Convertible senior notes	17,975

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First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

The following lists the securities excluded from the computation of diluted net earnings per share for the three months ended March 31, 2009 because the underlying exercise prices exceeded the average market value of the common shares of C$36.80:

(in thousands)	2009
Stock options	4,432
Share purchase warrants	8,439

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME
	March 31 2010	December 31 2009
Accumulated other comprehensive income
Unrealized foreign exchange translation adjustment	$101.9	$101.9
Mark-to-market gains on available-for-sale marketable securities and investments, net of tax of $19.7 million (December 31, 2009 - $17.3 million) (note 9(a))	159.6	136.9
	$261.5	$238.8

13.	SUPPLEMENTAL CASH FLOW INFORMATION
	Three Months Ended March 31
	2010	2009
Change in non-cash operating working capital
Accounts receivable	$(29.1)	$(22.0)
Income and mining taxes receivable	27.4	(7.5)
Inventories and stockpiled ore	(22.5)	(23.4)
Accounts payable and accrued liabilities	4.9	(7.4)
Income and mining taxes payable	126.8	48.3
Other	(0.9)	6.8
	$106.6	$(5.2)
Acquisitions, net of cash acquired
Camino Rojo project (note 5(a))	$(285.8)	$-
El Morro project (note 5(b))	(509.5)	-
	$(795.3)	$-
Operating activities included the following cash payments
Interest paid	$12.5	$0.4
Income and mining taxes paid	$9.8	$10.5
Investing activities included the following cash payments
Income and mining taxes paid	$148.7	$-

Cash and cash equivalents are comprised of:

	March 31 2010	March 31 2009
Cash	$162.8	$96.3
Short-term money market investments	229.8	164.5
	$392.6	$260.8

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First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

14.	SEGMENTED INFORMATION

Significant information relating to the Company's mining properties considered as reportable operating segments is summarized in the tables below.

	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures on mining interests (including deposits)	Total assets
	Three months ended March 31, 2010				At March 31 2010
Red Lake	$188.7	$25.9	$108.7	$38.9	$3,225.6
Porcupine	68.9	22.4	4.9	14.6	457.2
Musselwhite	67.0	7.8	15.3	15.2	417.6
Éléonore	-	-	-	24.0	934.0
Terrane	-	-	(1.1)	1.1	199.9
San Dimas	31.3	1.6	14.7	3.6	119.5
Los Filos	81.9	11.9	38.2	11.4	982.8
El Sauzal	37.4	14.5	10.2	2.1	214.3
Peñasquito (1)	-	-	-	87.3	10,990.9
Mexican exploration projects	-	-	-	-	167.3
Marlin	100.7	22.1	48.0	9.8	848.9
Cerro Blanco	-	-	-	4.5	68.5
Alumbrera	124.0	15.6	53.9	2.5	775.2
Marigold	34.0	5.1	11.9	3.0	293.9
Wharf	16.4	1.6	5.8	0.7	42.2
El Morro	-	-	-	2.3	1,118.8
Pueblo Viejo	-	-	-	95.7	685.5
Other (2)	-	2.8	(45.4)	1.1	622.3
Total	$750.3	$131.3	$265.1	$317.8	$22,164.4

	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures on mining interests (including deposits)	Total assets
	Three months ended March 31, 2009				At March 31 2009
Red Lake	$149.9	$21.5	$80.8	$21.9	$3,230.2
Porcupine	71.5	15.7	19.6	4.4	471.2
Musselwhite	50.8	6.6	12.7	15.5	360.2
Éléonore	-	-	-	2.9	847.1
Terrane	-	-	(1.0)	4.6	196.6
San Dimas	30.5	2.6	15.3	3.5	182.3
Los Filos	55.8	11.2	15.9	21.4	853.9
El Sauzal	67.1	26.1	31.6	1.3	276.7
Peñasquito	-	-	-	165.0	10,097.7
Mexican exploration projects	-	-	-	-	167.3
Marlin	73.0	17.8	28.9	7.4	863.1
Cerro Blanco	-	-	-	3.6	53.6
Alumbrera	94.7	18.3	30.1	3.5	788.5
Marigold	17.8	3.0	0.5	1.8	250.2
Wharf	13.7	1.4	1.9	0.3	66.3
Pueblo Viejo	-	-	-	95.4	351.2
El Limón	-	-	-	-	89.8
Other (2)	-	2.1	(34.5)	1.9	182.5
Total	$624.8	$126.3	$201.8	$354.4	$19,328.4

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First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

(1)	Includes the Camino Rojo project acquired on February 4, 2010 (note 5(a)).
(2)	Includes corporate activities, the results of El Limón to February 24, 2010, the date of disposition, and the results of San Martin, which commenced reclamation activities in October 2007.
(3)	Intersegment sales and transfers are eliminated in the above financial information reported to the Company’s chief operating decision maker.

15.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

16.	SUBSEQUENT EVENTS

(a)
On March 25, 2010, Terrane announced that it had entered into a bought-deal financing agreement with a syndicate of underwriters for the purchase of 63,637,000 Units which will be sold to the public at a price of $1.10 per Unit for gross proceeds of $70.0 million. Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of Terrane at a price of $1.50 per share for a period of 12 months from closing. Concurrent with the issuance of Units to the underwriters, 27,273,000 Units would be issued at the same price on a non-brokered private placement basis to Goldcorp for gross proceeds of $30.0 million. Both financing deals closed on April 16, 2010. This resulted in a decrease of Goldcorp’s interest in Terrane to 58.2% (fully-diluted basis – 52.4%).

Terrane has also granted the underwriters an over-allotment option to purchase an additional 9,545,550 Units in whole or in part, for a period of 30 days following the closing date, for the same price for gross proceeds of $10.5 million. In the event that this option is exercised in full, Goldcorp’s ownership interest would remain greater than 50% and the Company would retain control over Terrane and continue to consolidate the results of Terrane.

(b)
In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414.0 million – Goldcorp’s share). The lending syndicate is comprised of international financial institutions including export credit agencies and commercial banks. The financing amount is divided into two tranches of $775.0 million and $260.0 million with tenors of fifteen years and twelve years, respectively. Of the $775.0 million tranche, $375.0 million bears a fixed coupon rate of 4.02% for the entire fifteen years with the remaining $400.0 million at a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp will each provide a guarantee for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and will be subject to a carve-out for certain political risk events.

(c)
In April, 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., and six individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action.

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First Quarter Report – 2010

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

HEAD OFFICE
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8
Canada
Tel:                 (604) 696-3000
Fax:                 (604) 696-3001
www.goldcorp.com

TORONTO OFFICE
Suite 3201 – 130 Adelaide Street West
Toronto, ON M5H 3P5
Canada
Tel:                 (416) 865-0326
Fax:                 (416) 359-9787

RENO OFFICE
Suite 310 – 5190 Neil Road
Reno, NV 89502
United States
Tel:                 (775) 827-4600
Fax:                 (775) 827-5044

MEXICO OFFICE
Paseo de las Palmas 425-15
Lomas de Chapultepec
11000 Mexico, D.F.
Tel:                 52 (55) 5201 9600

STOCK EXCHANGE LISTING
Toronto Stock Exchange: G
New York Stock Exchange: GG

TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600- 1066 West Hastings Street
Vancouver, BC V6E 3X1
Canada
Toll free in Canada and the US:
                (800) 387-0825
Outside of Canada and the US:
                (416) 643-5500
Email:                      inquiries@cibcmellon.com
www.cibcmellon.com

INVESTOR RELATIONS
Jeff Wilhoit
Vice President, Investor Relations
Toll free:                 (800) 567-6223
Email:                      info@goldcorp.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

GOLDCORP | 67